4

06034388

NEWCASTLE INVESTMENT CORP.

### Board of Directors

**WESLEY R. EDENS**
*Chairman and Principal*
*Fortress Investment Group LLC*

**KEVIN J. FINNERTY**[1]
*Founder and Managing Partner*
*F.I. Capital Management*

**STUART A. MCFARLAND**[1]
*Chairman and Chief Executive Officer*
*American Partners Bank*

**DAVID K. MCKOWN**[1]
*Senior Advisor*
*Eaton Vance Management*

**PETER M. MILLER**[1]
*Managing Director*
*Dresdner Kleinwort Wasserstein*
*Securities LLC*

[1] Member of Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee

### Corporate Officers

**WESLEY R. EDENS**
*Chairman and Chief Executive Officer*

**KENNETH M. RIIS**
*President*

**JONATHAN ASHLEY**
*Chief Operating Officer*

**DEBRA A. HESS**
*Chief Financial Officer*

**ERIK P. NYGAARD**
*Chief Information Officer*

**RANDAL A. NARDONE**
*Secretary*

**LILLY H. DONOHUE**
*Assistant Secretary*

### Corporate Headquarters

**NEWCASTLE INVESTMENT CORP.**
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100

**LEGAL COUNSEL**
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

**INDEPENDENT AUDITORS**
Ernst & Young LLP
Five Times Square
New York, NY 10036-6530

**STOCK TRANSFER AGENT AND REGISTRAR**
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

**STOCK EXCHANGE LISTING**
Newcastle Investment Corp.'s common stock is listed on the New York Stock Exchange (symbol: NCT)

**ANNUAL MEETING OF STOCKHOLDERS**
May 18, 2006, 10:00 a.m. EST
The Four Seasons Hotel
Metropolitan Suite
57 East 57th Street
New York, NY 10022

**INVESTOR INFORMATION SERVICES**
Lilly H. Donohue
Director, Investor Relations
Newcastle Investment Corp.
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
Tel: (212) 798-6118
Fax: (212) 798-6060
e-mail: ldonohue@fortressinv.com

**NEWCASTLE INVESTMENT CORP. WEBSITE**
http://www.newcastleinv.com

Newcastle Investment Corp. submitted a timely CEO certification to the New York Stock Exchange (NYSE) in 2005 pursuant to NYSE Listed Company Manual Section 303A.12(a) stating that its CEO was not aware of any violations of the NYSE corporate governance listing standards.
Newcastle Investment Corp. filed timely CEO and CFO certifications with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Newcastle's annual report on Form 10-K for the year ended December 31, 2005. These certifications were filed as exhibits 31.1 and 31.2 to such Form 10-K.

**[illegible]**
This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate and bond markets specifically, changes in the financing markets we access that affect our ability to finance our real estate securities portfolios in general or particular real estate related assets, changes in interest rates and/or credit spreads and the success of our hedging strategy in relation to such changes, the availability and cost of capital for future investments, the rate at which we can invest our cash in suitable investments and legislative/regulatory changes (including in respect of rules applicable to REITs).
April, 2006

Design by Addison www.addison.com

# Financial Highlights

*( in thousands except per share data )*



| OPERATING DATA | |
|---|---|
| Interest income | $ 348,516 |
| Other income | 35,306 |
| Interest expense | 226,446 |
| Other expenses | 42,529 |
| Income from continuing operations | 114,847 |
| Income from discontinued operations | 2,108 |
| Net income | 116,955 |
| Preferred dividends | (6,684) |
| Income available for common stockholders | $ 110,271 |
| Net income per common share, diluted | $ 2.51 |
| Income from continuing operations per common share, after preferred dividends, diluted | $ 2.46 |
| Funds from Operations (FFO)(A) | $ 104,031 |
| FFO per common share, diluted(A) | $ 2.37 |
| Weighted average number of common shares outstanding, diluted | 43,986 |

| BALANCE SHEET DATA | |
|---|---|
| Real estate securities, available for sale | $ 4,554,519 |
| Real estate related loans, net | 615,551 |
| Residential mortgage loans, net | 600,682 |
| Total assets | 6,209,699 |
| Debt obligations | 5,212,358 |
| Preferred stock | 102,500 |
| Common stockholders' equity | 815,503 |
| **SUPPLEMENTAL BALANCE SHEET DATA** | |
| Weighted average credit rating of total portfolio(B) | BBB- |
| Common shares outstanding | 43,913 |
| Book value per common share | $ 18.57 |
| **STOCK PERFORMANCE DATA** | |
| Closing share price on December 31, 2005 | $ 24.85 |
| Closing share price on March 31, 2006 | $ 23.92 |
| Dividends declared for the year ended December 31, 2005 | $ 2.50 |

(A) Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for description of Funds from Operations (FFO).

(B) Excludes our ICH loan portfolio.

*2005 was a year of strong credit performance and continued diversification of our investment business, with stable earnings and dividends. Through constant dedication and commitment to our business strategy, we finished the year strongly, and we have begun 2006 with renewed momentum and focus on growth.*

TOTAL ASSETS
( $ in billions )



$2.1
$2.3
$2.8
$3.6
$4.1
$4.2
$4.7
$4.9
$5.3
$5.7
$5.9
$6.2
2003
2004
2005


2005 HIGHLIGHTS

- Our earnings and dividends remained stable throughout 2005. Net income available for common stockholders was $110.3 million or $2.51 per diluted common share at year end, compared to $92.3 million or $2.46 per diluted common share in 2004. We paid a consistent quarterly dividend of $0.625 per share, totaling $2.50 per share in 2005 versus $2.42 per share in 2004.
- Credit performance exceeded expectations. 72% of our total portfolio, or $4.4 billion, is rated by third party rating agencies. In 2005, this portfolio experienced a 9 to 1 upgrade/downgrade ratio, as 127 of our securities (or approximately $800 million) received a credit ratings upgrade. The current level of delinquencies in loans that back our securities remains low and we are confident in the future credit performance of our portfolio.
- We diversified our investment business as we started to invest opportunistically in the residential real estate debt markets. Historically, we have invested primarily in commercial real estate debt. In 2005, 21% of our total purchases represented opportunistic residential debt investments. For example, we purchased $330 million of manufactured home loans and $220 million of single A through BBB+ rated debt securities backed by residential mortgage loans.

We built our credit business on a simple principle we laid out three and a half years ago — create long-term shareholder value by taking moderate credit risk in a diversified portfolio of real estate debt while striving to mitigate interest rate and refinancing risks. Today, Newcastle owns a $5.5 billion core portfolio of over 550 real estate debt securities and loans generating high returns with improving credit characteristics. These assets are generally rated "A" through "BB" with first loss credit protection. We seek to achieve a mid-teens return on equity utilizing leverage with a focus on match funded financings to "lock-in" our net spread and minimize interest rate and refinancing exposure. Because we generally match the interest rate characteristics of our liabilities to those of our assets, changes in interest rates will not directly affect our earnings potential or our ability to pay steady dividends.

## 2006 OUTLOOK

Our strategy is to grow earnings by investing at higher returns than the cost of our capital. In 2005, the same market dynamics that caused our existing portfolio to perform well—improving credit and tightening credit spreads—also made it challenging to invest new capital at long-term risk-adjusted returns acceptable to us. As a result, our year-over-year dividend growth of 3% was below expectations. However, in 2005 we grew our investment portfolio and are now positioned to take advantage of credit opportunities across multiple markets. In 2006, we expect that Newcastle will start to realize these benefits as our ability to invest more equity capital will help drive earnings and dividend growth.

Looking ahead, we see significant investment opportunities in 2006. Our investment pipeline is more active than ever. The commercial real estate debt markets continue to grow at a tremendous pace. CMBS domestic issuance in 2005 was $170 billion, up over 80% from 2004. Although credit spreads remain historically tight, we think that the size and growth of the commercial real estate debt markets will continue to provide the Company with attractive investment opportunities. Additionally, the new issuance of debt securities backed by residential loans to subprime borrowers exceeded $450 billion, up 23% over 2004. In a market of this size and scale, we believe that there will be select opportunities to invest capital, in particular if we see a slowing in home value appreciation and loan defaults start to increase. As credit volatility starts to increase, the pricing of that risk will become less efficient creating opportunities for us.

We are optimistic about our future. We expect to see competition for assets but will continue to be nimble and opportunistic. I believe we are well positioned in our markets. Our long-term results should benefit from the strength of our balance sheet and the experience of our manager, Fortress Investment Group. We believe that Fortress's investment experience and significant capital markets presence will continue to give us a competitive advantage when it comes to sourcing opportunities and underwriting transactions that may not otherwise be available to our competitors.

With a solid investment portfolio and robust prospects for new investments, we believe we are well positioned for growth in the coming year. On behalf of everyone at Newcastle, we thank you for your continued confidence and support. We look forward to the coming year.

KENNETH M. RIIS
*President*

### *Invest*

**DIVERSIFIED PORTFOLIO**

Newcastle's core business strategy is to **invest** in a diverse portfolio of real estate securities and other real estate-related assets.

### *Match Fund*

**MATCH INTEREST RATES AND MATURITIES**

The Company seeks to **match fund** its assets with respect to interest rates and maturities in order to minimize the impact of interest rate fluctuations on earnings, and to reduce the risk of refinancing its liabilities prior to the maturities of its assets.

### *Manage Assets*

**ONGOING CREDIT SURVEILLANCE**

Newcastle actively **manages** its credit exposure through portfolio diversification and ongoing asset surveillance and selection.

*Newcastle is managed by Fortress Investment Group, a premier investment and asset management firm with approximately $21 billion in equity capital under management. Fortress has provided a dedicated Newcastle executive management team with extensive experience across the key disciplines necessary to successfully execute our business model. Newcastle also benefits from its manager's investment and structuring expertise as well as a consistent track record of delivering high returns to investors. In addition, Fortress has a significant equity investment in Newcastle.*


Residential Loans
5.3 %
Manufactured Home Loans
4.7 %
Bank & Real Estate Debt
8.3 %
CMBS
33.3 %
B-Notes/Mezz
9.3 %
Invested
$6.1 billion
Agency RMBS
11.4 %
REIT
15.0 %
ABS
12.7 %


Credit Facility
0.4 %
Term Debt
11.8 %
REPO Debt
20.1 %
Match Funded
$5.2 billion
CBO Debt
67.7 %


Managed
BBB- W.A. Credit Rating
127 Upgrades in 2005
14 Downgrades in 2005
553 Securities & Loans
7,986 Residential Mortgage loans

Our current portfolio at December 31, 2005 consisted of $6.1 billion of real estate securities and loans and residential mortgage loans. The assets are highly diversified by type, location, industry and issuer. Our average investment size was $9.0 million, with our largest single investment being $138.8 million.

We finance our investments in a manner that matches the interest rates and maturities of our assets and liabilities in an effort to minimize the impact of interest rate fluctuations on our earnings and to reduce the risk of having to refinance our liabilities prior to the maturities of our assets. For example, at 2005 year end an immediate 100 basis point increase in short-term interest rates would have decreased our earnings by approximately $240,000 per annum, or less than $0.01 per share.

We are constantly managing our investment portfolio and have set performance levels for the securities and loans. When the performance of an investment starts to negatively trend close to our expectations we then closely monitor that investment. We do not wait until the investment goes into default before we take action. Through this active management we realized 127 security upgrades versus 14 security downgrades in 2005.

Note: All figures above excludes our ICH loan portfolio.

# *Financial Report*

## SELECTED FINANCIAL DATA

*(in thousands, except per share data)*

*The selected historical consolidated financial information set forth below as of December 31, 2005, 2004, 2003, 2002 and 2001 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 has been derived from our audited historical consolidated financial statements.*

*The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included in this annual report.*

| | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| SELECTED CONSOLIDATED FINANCIAL INFORMATION | 2005 | 2004 | 2003 | 2002(2) | 2001(1) |
| **Operating Data** | | | | | |
| Revenues | | | | | |
| Interest income | $348,516 | $225,761 | $133,183 | $73,620 | $48,729 |
| Other income | 29,697 | 23,908 | 18,901 | 18,716 | 50,348 |
| | 378,213 | 249,669 | 152,084 | 92,336 | 99,077 |
| Expenses | | | | | |
| Interest expense | 226,446 | 136,398 | 76,877 | 44,238 | 30,495 |
| Other expense | 42,529 | 29,259 | 20,828 | 18,197 | 36,865 |
| | 268,975 | 165,657 | 97,705 | 62,435 | 67,360 |
| Equity in earnings of unconsolidated subsidiaries | 5,930 | 12,465 | 862 | 362 | 2,807 |
| Income taxes on related taxable subsidiaries | (321) | (2,508) | – | – | – |
| | 5,609 | 9,957 | 862 | 362 | 2,807 |
| Income from continuing operations | 114,847 | 93,969 | 55,241 | 30,263 | 34,524 |
| Income from discontinued operations | 2,108 | 4,446 | 877 | 1,232 | 9,147 |
| Net income | 116,955 | 98,415 | 56,118 | 31,495 | 43,671 |
| Preferred dividends and related accretion | (6,684) | (6,094) | (4,773) | (1,162) | (2,540) |
| Income available for common stockholders | $110,271 | $ 92,321 | $ 51,345 | $30,333 | $41,131 |
| Net income per share of common stock, diluted | $ 2.51 | $ 2.46 | $ 1.96 | $ 1.68 | $ 2.49 |
| Income from continuing operations per share of common stock, after preferred dividends and related accretion, diluted | $ 2.46 | $ 2.34 | $ 1.93 | $ 1.61 | $ 1.94 |
| Weighted average number of shares of common stock outstanding, diluted | 43,986 | 37,558 | 26,141 | 18,090 | 16,493 |
| Dividends declared per share of common stock | $ 2.500 | $ 2.425 | $ 1.950 | $ 2.050 | $ 2.000 |

| | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001(1) |
| **Balance Sheet Data** | | | | | |
| Real estate securities, available for sale | $4,554,519 | $3,369,496 | $2,192,727 | $1,025,010 | $ 501,509 |
| Real estate related loans, net | 615,551 | 591,890 | 402,784 | 26,417 | 20,662 |
| Residential mortgage loans, net | 600,682 | 654,784 | 586,237 | 258,198 | – |
| Operating real estate, net | 16,673 | 57,193 | 102,995 | 113,652 | 524,834 |
| Cash and cash equivalents | 21,275 | 37,911 | 60,403 | 45,463 | 31,360 |
| Total assets | 6,209,699 | 4,932,720 | 3,550,299 | 1,574,828 | 1,262,509 |
| Debt | 5,212,358 | 4,021,396 | 2,924,552 | 1,217,007 | 897,390 |
| Total liabilities | 5,291,696 | 4,136,005 | 3,010,936 | 1,288,326 | 928,637 |
| Common stockholders' equity | 815,503 | 734,215 | 476,863 | 284,241 | 310,545 |
| Preferred stock | 102,500 | 62,500 | 62,500 | – | – |
| **Supplemental Balance Sheet Data** | | | | | |
| Common shares outstanding | 43,913 | 39,859 | 31,375 | 23,489 | 16,489 |
| Book value per share of common stock, subsequent to initial public offering | $ 18.57 | $ 18.42 | $ 15.20 | $ 12.10 | N/A |

(1) Represents the operations and financial position of our predecessor.
(2) Includes the operations of our predecessor through the date of commencement of our operations, July 12, 2002.

| | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Other Data** | | | | | |
| Cash Flow provided by (used in): | | | | | |
| Operating activities | $98,763 | $90,355 | $38,454 | $21,919 | $37,255 |
| Investing activities | (1,334,746) | (1,332,164) | (1,659,026) | (683,053) | 103,246 |
| Financing activities | 1,219,347 | 1,219,317 | 1,635,512 | 675,237 | (119,716) |
| Funds from Operations (FFO)(1) | 104,031 | 86,201 | 54,380 | 37,633 | 48,264 |

(1) We believe FFO is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with GAAP), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries, if any. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries, if any, are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of our liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

| | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Calculation of Funds From Operations (FFO):** | | | | | |
| Income available for common stockholders | $110,271 | $92,321 | $51,345 | $30,333 | $41,131 |
| Operating real estate depreciation | 702 | 2,199 | 3,035 | 7,994 | 12,909 |
| Accumulated depreciation on operating real estate sold | (6,942) | (8,319) | – | (2,847) | – |
| Other – Fund I(1) | – | – | – | 2,153 | (5,776) |
| Funds from operations (FFO) | $104,031 | $86,201 | $54,380 | $37,633 | $48,264 |

(1) Related to an investment retained by our predecessor.

The following should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report.

## GENERAL

Newcastle Investment Corp. is a real estate investment and finance company. We invest in real estate securities, loans and other real estate related assets. In addition, we consider other opportunistic investments which capitalize on our manager's expertise and which we believe present attractive risk/return profiles and are consistent with our investment guidelines. We seek to deliver stable dividends and attractive risk-adjusted returns to our stockholders through prudent asset selection, active management and the use of match funded financing structures, which reduce our interest rate and financing risks. Our objective is to maximize the difference between the yield on our investments and the cost of financing these investments while hedging our interest rate risk. We emphasize asset quality, diversification, match funded financing and credit risk management.

We currently own a diversified portfolio of moderately credit sensitive real estate debt investments including securities and loans. Our portfolio of real estate securities includes commercial mortgage backed securities (CMBS), senior unsecured debt issued by property REITs, real estate related asset backed securities (ABS) and agency residential mortgage backed securities (RMBS). Mortgage backed securities are interests in or obligations secured by pools of mortgage loans. We generally target investments rated A through BB, except for our agency RMBS which are generally considered AAA rated. We also own, directly and indirectly, interests in loans and pools of loans, including real estate related loans, commercial mortgage loans, residential mortgage loans, manufactured housing loans and subprime residential loans. We also own, directly and indirectly, interests in operating real estate.

We employ leverage in order to achieve our return objectives. We do not have a predetermined target debt to equity ratio as we believe the appropriate leverage for the particular assets we are financing depends on the credit quality of those assets. As of December 31, 2005, our debt to equity ratio was approximately 5.7 to 1. We maintain access to a broad array of capital resources in an effort to insulate our business from potential fluctuations in the availability of capital. We utilize multiple forms of financing including collateralized bond obligations (CBOs), other securitizations, and term loans, as well as short-term financing in the form of repurchase agreements and our credit facility.

We seek to match fund our investments with respect to interest rates and maturities in order to minimize the impact of interest rate fluctuations on earnings and reduce the risk of refinancing our liabilities prior to the maturity of the investments. We seek to finance a substantial portion of our real estate securities and loans through the issuance of debt securities in the form of CBOs, which are obligations issued in multiple classes secured by an underlying portfolio of securities. Our CBO financings offer us the structural flexibility to buy and sell certain investments to manage risk and, subject to certain limitations, to optimize returns.

## MARKET CONSIDERATIONS

Our ability to maintain our dividends and grow our business is dependent on our ability to invest our capital on a timely basis at yields which exceed our cost of capital. The primary market factor that bears on this is credit spread.

Generally speaking, tightening credit spreads increase the unrealized gains on our current investments but reduce the yields available on potential new investments, while widening credit spreads reduce the unrealized gains on our current investments (or cause unrealized losses) but increase the yields available on potential new investments.

For the years 2003 and 2004, credit spreads tightened to historical lows, before widening in 2005. During this period, while new originations increased due to a growing commercial debt market, competition for available investments also increased.

With respect to new investments, this environment has caused the yield we can earn on certain investments to decrease. As a result of spread tightening, our related financing costs have also decreased, partially offsetting the decrease in yield. The net effect is that the return on equity available on certain investments has decreased. We continue to pursue opportunistic investments within our investment guidelines that offer a more attractive risk adjusted return, including investments in the residential debt market, and have experienced a trend of increasing returns on our recent investments.

Since the tightening of spreads was more pronounced in fixed rate investments than in floating rate investments, we increased our investment in floating rate assets. Recently rising interest rates and increasing property values have contributed to a high prepayment rate on our floating rate investments. These asset prepayments, coupled with the proceeds from sales of investments, increase our uninvested cash. Tightened credit spreads and the resulting scarcity of attractive investments have caused us to be more selective in our investment process, which in turn has caused delays in the investment or reinvestment of our cash, leading to a reduction in our overall return on equity. Furthermore, the reinvestment of proceeds from investments that prepaid or were sold has generally been at lower yields than the yields earned on such prepaid or sold investments due to the environment of tighter spreads.

In addition, trends in market interest rates also affect our operations, although to a lesser degree due to our match funded financing strategy. Interest rates had been historically low throughout 2003 and 2004, before rising in 2005.

In addition to the effect on prepayments as described above, recently rising interest rates have caused the net unrealized gains on our securities and derivatives, recorded in accumulated other comprehensive income, to decrease on a net basis, despite the tightening of spreads. Although this has no direct impact on our results of operations, cash flows, or ability to pay a dividend, it has reduced the amount of built in gains on our existing investments and, therefore, our book value per share and our ability to realize gains on such investments.

If credit spreads widen and interest rates continue to increase, we expect that our new investment activities will benefit and our earnings will increase, although our net book value per share may decrease.

Certain aspects of these effects are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate, Credit and Spread Risk" as well as in "Quantitative and Qualitative Disclosures About Market Risk."

## FORMATION AND ORGANIZATION

We were formed in 2002 as a subsidiary of Newcastle Investment Holdings Corp. (referred to herein as Holdings). Prior to our initial public offering, Holdings contributed to us certain assets and liabilities in exchange for approximately 16.5 million shares of our common stock. Our operations commenced in July 2002. In May 2003, Holdings distributed to its stockholders all of the shares of our common stock that it held, and it no longer owns any of our common equity.

*The following table presents information on shares of our common stock issued since our formation:*

| YEAR | SHARES ISSUED | RANGE OF ISSUE PRICES(1) | NET PROCEEDS (millions) |
|---|---|---|---|
| Formation | 16,488,517 | N/A | N/A |
| 2002 | 7,000,000 | $13.00 | $80.0 |
| 2003 | 7,886,316 | $20.35–$22.85 | $163.4 |
| 2004 | 8,484,648 | $26.30–$31.40 | $224.3 |
| 2005 | 4,053,928 | $29.60 | $108.2 |
| December 31, 2005 | 43,913,409 | | |

(1) Excludes prices of shares issued pursuant to the exercise of options and shares issued to Newcastle's independent directors.

As of December 31, 2005, approximately 2.9 million of our shares of common stock were held by an affiliate of our manager and its principals. In addition, an affiliate of our manager held options to purchase approximately 1.2 million shares of our common stock at December 31, 2005.

We are organized and conduct our operations to qualify as a REIT for U.S. federal income tax purposes. As such, we will generally not be subject to U.S. federal income tax on that portion of our income that is distributed to stockholders if we distribute at least 90% of our REIT taxable income to our stockholders by prescribed dates and comply with various other requirements.

We conduct our business by investing in three primary business segments: (i) real estate securities and real estate related loans, (ii) residential mortgage loans and (iii) operating real estate.

Our discontinued operations include the operations of properties which have been sold or classified as Real Estate Held for Sale pursuant to SFAS No. 144. For more information on these properties, see Note 6 of our consolidated financial statements which appear in this annual report. Net proceeds from the sales of such properties have been redeployed to other investments which better meet our strategic objectives.

*Revenues attributable to each segment are disclosed below (unaudited) (in thousands).*

| FOR THE YEAR ENDED | REAL ESTATE SECURITIES AND REAL ESTATE RELATED LOANS | RESIDENTIAL MORTGAGE LOANS | OPERATING REAL ESTATE | UNALLOCATED | TOTAL |
|---|---|---|---|---|---|
| December 31, 2005 | $321,889 | $48,844 | $6,772 | $708 | $378,213 |
| December 31, 2004 | $225,236 | $19,135 | $4,745 | $553 | $249,669 |
| December 31, 2003 | $134,348 | $12,892 | $4,264 | $580 | $152,084 |

## TAXATION

We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the "Code"), and we intend to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on our ability to meet various tax law requirements, including, among others, requirements relating to the sources of our income, the nature of our assets, the composition of our stockholders, and the timing and amount of distributions that we make.

As a REIT, we will generally not be subject to U.S. federal corporate income tax on our net income that is currently distributed to stockholders. We may, however, nevertheless be subject to certain state, local and foreign income and other taxes, and to U.S. federal income and excise taxes and penalties in certain situations, including taxes on our undistributed income. In addition, our stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which they or we transact business or reside. The state, local and foreign tax treatment of us and our stockholders may not conform to the U.S. federal income tax treatment.

If, in any taxable year, we fail to satisfy one or more of the various tax law requirements, we could fail to qualify as a REIT. In addition, if Newcastle Investment Holdings failed to qualify as a REIT and we are treated as a successor to Newcastle Investment Holdings, this could cause us to likewise fail to qualify as a REIT. If we fail to qualify as a REIT for a particular tax year, our income in that year would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), and we may need to borrow funds or liquidate certain investments in order to pay the applicable tax, and we would not be compelled by the Code to make distributions. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other developments may cause us to fail to qualify as a REIT, or may cause our board of directors to revoke the REIT election.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates. A summary of our significant accounting policies is presented in Note 2 to our consolidated financial statements, which appear in this annual report. The following is a summary of our accounting policies that are most effected by judgments, estimates and assumptions.

### Variable Interest Entities

In December 2003, Financial Accounting Standards Board Interpretation ("FIN") No. 46R "Consolidation of Variable Interest Entities" was issued as a modification of FIN 46. FIN 46R, which became effective in the first quarter of 2004, clarified the methodology for determining whether an entity is a variable interest entity ("VIE") and the methodology for assessing who is the primary beneficiary of a VIE. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only its primary beneficiary, which is defined as the party who will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests.

To date, we have consolidated our existing CBO transactions (the "CBO Entities") because we own the entire equity interest in each of them, representing a substantial portion of their capitalization, and we control the management and resolution of their assets. We have determined that certain of the CBO Entities are VIEs and that we are the primary beneficiary of each of these VIEs and will therefore continue to consolidate them. We have also determined that the application of FIN 46R did not result in a change in our accounting for any other entities which were previously consolidated. However, it did cause us to consolidate one entity which was previously not consolidated, ICH CMO, as described below under "Liquidity and Capital Resources." We will continue to analyze future CBO entities, as well as other investments, pursuant to the requirements of FIN 46R. These analyses require considerable judgment in determining the primary beneficiary of a VIE since they involve estimated probability weighting of subjectively determined possible cash flow scenarios. The result could be the consolidation of an entity acquired or formed in the future that would otherwise not have been consolidated or the non-consolidation of such an entity that would otherwise have been consolidated.

### Valuation and Impairment of Securities

We have classified our real estate securities as available for sale. As such, they are carried at fair value with net unrealized gains or losses reported as a component of accumulated other comprehensive income. Fair value is based primarily upon broker quotations, as well as counterparty quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof. These quotations are subject to significant variability based on market conditions, such as interest rates and credit spreads. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in our book equity. We must also assess whether unrealized losses on securities, if any, reflect a decline in value which is other than temporary and, accordingly, write the impaired security down to its value through earnings. For example, a decline in value is deemed to be other than temporary if it is probable that we will be unable to collect all amounts due according to the contractual terms of a security which was not impaired at acquisition, or if we do not have the ability and intent to hold a security in an unrealized loss position until its anticipated recovery (if any). Temporary declines in value generally result from changes in market factors, such as market interest rates and credit spreads, or from certain macroeconomic events, including market disruptions and supply changes, which do not directly impact our ability to collect amounts contractually due. We continually evaluate the credit status of each of our securities and, if necessary, the collateral supporting our securities. This evaluation includes a review of the credit of the issuer of the security (if applicable), the credit rating of the security, the key terms of the security (including credit support), debt service coverage and loan to value ratios, the performance of the pool of underlying loans and the estimated value of the collateral supporting such loans, including the effect of local, industry and broader economic trends and factors. These factors include loan default expectations and loss severities, which are analyzed in connection with a particular security's credit support, as well as prepayment rates. The result of this evaluation is considered in relation to the amount of the unrealized loss and the period elapsed since it was incurred. Significant judgment is required in this analysis. To date, no such write-downs have been made.

### Revenue Recognition on Securities

Income on these securities is recognized using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults). These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. These uncertainties and contingencies are difficult to predict and are subject to future events and economic and market conditions, which may alter the assumptions. For securities acquired at a discount for credit quality, the net income recognized is based on a "loss adjusted yield" whereby a gross interest yield is recorded to Interest Income, offset by a provision for probable, incurred credit losses which would be accrued on a periodic basis to Provision for Credit Losses. The provision is determined based on an evaluation of the credit status of securities, as described in connection with the analysis of impairment above. A rollforward of the provision, if any, is included in Note 4 to our consolidated financial statements in this annual report

### Valuation of Derivatives

Similarly, our derivative instruments are carried at fair value pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Fair value is based on counterparty quotations. To the extent they qualify as cash flow hedges under SFAS No. 133, net unrealized gains or losses are reported as a component of accumulated other comprehensive income; otherwise, they are reported currently in income. To the extent they qualify as fair value hedges, net unrealized gains or losses on both the derivative and the related portion of the hedged item are reported currently in income. Fair values of such derivatives are subject to significant variability based on many of the same factors as the securities discussed above. The results of such variability could be a significant increase or decrease in our book equity and/or earnings.

### Impairment of Loans

We purchase, directly and indirectly, real estate related, commercial mortgage and residential mortgage loans, including manufactured housing loans, to be held for investment. We must periodically evaluate each of these loans or loan pools for possible impairment. Impairment is indicated when it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the loan, or, for loans acquired at a discount for credit losses, when it is deemed probable that we will be unable to collect as anticipated. Upon determination of impairment, we would establish a specific valuation allowance with a corresponding charge to earnings. We continually evaluate our loans receivable for impairment. Our residential mortgage loans, including manufactured housing loans, are aggregated into pools for evaluation based on like characteristics, such as loan type and acquisition date. Individual loans are evaluated based on an analysis of the borrower's performance, the credit rating of the borrower, debt service coverage and loan to value ratios, the estimated value of the underlying collateral, the key terms of the loan, and the effect of local, industry and broader economic trends and factors. Pools of loans are also evaluated based on similar criteria, including trends in defaults, delinquencies and loss severities for the type and seasoning of loans being evaluated. This information is used to estimate specific impairment charges on individual loans as well as provisions for estimated unidentified incurred losses on pools of loans. Significant judgment is required both in determining impairment and in estimating the resulting loss allowance. We have recorded approximately $2.9 million of impairment with respect to the ICH loans in 2005, primarily related to a single borrower who defaulted on a number of cross-collateralized loans. In 2006, we transferred those loans out of the securitization trust, and foreclosed on the related properties. To date, no other impairments have been recorded.

### Revenue Recognition on Loans

Income on these loans is recognized similarly to that on our securities and is subject to similar uncertainties and contingencies, which are also analyzed on at least a quarterly basis. For loans acquired at a discount for credit quality, the net income recognized is based on a "loss adjusted yield" whereby a gross interest yield is recorded to Interest Income, offset by a provision for probable, incurred credit losses which is accrued on a periodic basis to Provision for Credit Losses. The provision is determined based on an evaluation of the loans as described under "Impairment of Loans" above. We have recorded approximately $5.5 million of provision related to our residential mortgage loan segment in 2005. A rollforward of the provision is included in Note 5 to our consolidated financial statements in this annual report.

### Impairment of Operating Real Estate

We own operating real estate held for investment. We review our operating real estate for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon determination of impairment, we would record a write-down of the asset, which would be charged to earnings. Significant judgment is required both in determining impairment and in estimating the resulting write-down. To date, we have determined that no write-downs have been necessary on the operating real estate in our portfolio. In addition, when operating real estate is classified as held for sale, it must be recorded at the lower of its carrying amount or fair value less costs of sale. Significant judgment is required in determining the fair value of such properties. In December 2003, we classified five properties as held for sale and recorded a loss of $1.5 million; these properties were sold in June 2004. In March 2004, we classified one property as held for sale, which did not result in a loss; this property was sold in June 2005 at a net loss of $0.7 million, primarily due to costs associated with the sale. No other losses have been recorded with respect to operating real estate subsequent to our initial public offering.

### Accounting Treatment for Certain Investments Financed with Repurchase Agreements

We owned $323.2 million of assets purchased from particular counterparties which are financed via $287.5 million of repurchase agreements with the same counterparties at December 31, 2005. Currently, we record such assets and the related financings gross on our balance sheet, and the corresponding interest income and interest expense gross on our income statement. In addition, if the asset is a security, any change in fair value is reported through other comprehensive income (since it is considered "available for sale").

However, in a transaction where assets are acquired from and financed under a repurchase agreement with the same counterparty, the acquisition may not qualify as a sale from the seller's perspective; in such cases, the seller may be required to continue to consolidate the assets sold to us, based on their "continuing involvement" with such investments. The result is that we may be precluded from presenting the assets gross on our balance sheet as we currently do, and may instead be required to treat our net investment in such assets as a derivative.

If it is determined that these transactions should be treated as investments in derivatives, the interest rate swaps entered into by us to hedge our interest rate exposure with respect to these transactions would no longer qualify for hedge accounting, but would, as the underlying asset transactions, also be marked to market through the income statement.

This potential change in accounting treatment does not affect the economics of the transactions but does affect how the transactions are reported in our financial statements. Our cash flows, our liquidity and our ability to pay a dividend would be unchanged, and we do not believe our taxable income would be affected. Our net income and net equity would not be materially affected. In addition, this would not affect Newcastle's status as a REIT or cause it to fail to qualify for its Investment Company Act exemption. We understand that this issue has been submitted to accounting standard setters for resolution. If we were to change our current accounting treatment for these transactions, our total assets and total liabilities would each be reduced by $287.9 million and $240.4 million at December 31, 2005 and 2004, respectively.

## RESULTS OF OPERATIONS

We raised a significant amount of capital in public offerings in each of these years, resulting in additional capital being deployed to our investments which, in turn, caused changes to our results of operations.

*The following table summarizes the changes in our results of operations from year-to-year (dollars in thousands):*

| | YEAR-TO-YEAR INCREASE (DECREASE) | | YEAR-TO-YEAR PERCENT CHANGE | | EXPLANATION | |
|---|---|---|---|---|---|---|
| | 2005/2004 | 2004/2003 | 2005/2004 | 2004/2003 | 2005/2004 | 2004/2003 |
| Interest income | $122,755 | $92,578 | 54.4% | 69.5% | (1) | (1) |
| Rental and escalation income | 1,903 | 506 | 40.1% | 11.9% | (2) | (2) |
| Gain on sale of investments | 1,991 | 5,135 | 10.9% | 39.0% | (3) | (3) |
| Other income | 1,895 | (634) | 222.9% | (42.7)% | (4) | |
| Interest expense | 90,048 | 59,521 | 66.0% | 77.4% | (1) | (1) |
| Property operating expense | (212) | 148 | (8.2)% | 6.1% | (2) | (2) |
| Loan and security servicing expense | 2,936 | 903 | 96.0% | 41.9% | (1) | (1) |
| Provision for credit losses | 8,421 | – | N/A | N/A | (5) | |
| General and administrative expense | (438) | 1,449 | (9.5)% | 46.0% | (6) | (6) |
| Management fee to affiliate | 2,705 | 4,152 | 25.5% | 64.2% | (7) | (7) |
| Incentive compensation to affiliate | (332) | 1,733 | (4.2)% | 27.8% | (7) | (7) |
| Depreciation and amortization | 190 | 46 | 42.1% | 11.4% | (8) | (8) |
| Equity in earnings of unconsolidated subsidiaries, net of taxes on related taxable subsidiaries | (4,348) | 9,095 | (43.7)% | 1,055.1% | (9) | (9) |
| Income from continuing operations | $ 20,878 | $38,728 | 22.2% | 70.1% | | |

(1) Changes in interest income and expense are primarily due to our acquisition during these periods of interest-bearing assets and related financings, as follows:

| | YEAR-TO-YEAR INCREASE | |
|---|---|---|
| | INTEREST INCOME 2005/2004 | INTEREST EXPENSE 2005/2004 |
| Real estate security and loan portfolios(A) | $ 61,251 | $48,213 |
| Agency RMBS | 18,350 | 16,981 |
| Residential mortgage loan portfolio | 1,147 | 5,727 |
| Manufactured housing loan portfolio | 27,717 | 13,164 |
| Other real estate related loans | 20,878 | 3,809 |
| Other(B) | 3,181 | 7,023 |
| ABS – manufactured housing portfolio(C) | (2,777) | (426) |
| ICH loan portfolio(C) | (3,963) | (3,655) |
| Other real estate related loans(C) | (3,029) | (788) |
| | $122,755 | $90,048 |

(A) Represents our third through our eighth CBO financings and the acquisition of the related collateral.

(B) Primarily due to increasing interest rates on floating rate assets and liabilities owned during the entire period.

(C) These loans received paydowns during the period which served to offset the amounts listed above.

| | YEAR-TO-YEAR INCREASE | |
|---|---|---|
| | INTEREST INCOME 2004/2003 | INTEREST EXPENSE 2004/2003 |
| Real estate security and loan portfolios(A) | $43,682 | $31,856 |
| ABS – manufactured housing portfolio | 14,211 | 4,824 |
| Residential mortgage loan portfolio | 7,113 | 4,701 |
| ICH loan portfolio | 13,870 | 11,878 |
| Other real estate related loans | 9,332 | 3,528 |
| Other(B) | 4,370 | 2,734 |
| | $92,578 | $59,521 |

(A) Represents our second through our seventh CBO financings and the acquisition of the related collateral.

(B) Primarily due to increasing interest rates on floating rate assets and liabilities owned during the entire period.

Changes in loan and security servicing expense are also primarily due to these acquisitions.

(2) These changes are primarily the result of the effect of the termination of a lease (including the acceleration of lease termination income), offset by foreign currency fluctuations.

(3) These changes are primarily a result of the volume of sales of real estate securities. Sales of real estate securities are based on a number of factors including credit, asset type and industry and can be expected to increase or decrease from time to time. Periodic fluctuations in the volume of sales of securities is dependent upon, among other things, management's assessment of credit risk, asset concentration, portfolio balance and other factors.

(4) The increase from 2004 to 2005 is primarily the result of recent investments in total return swaps which are treated as non-hedge derivatives and marked to market through the income statement.

(5) The increase from 2004 to 2005 is primarily the result of the acquisition of manufactured housing and residential mortgage loan pools at a discount for credit quality and $2.9 million of impairment recorded with respect to the ICH loans in 2005.

(6) The changes in general and administrative expense are primarily increases as a result of our increased size, resulting from our equity issuances during the periods presented, offset by decreases in insurance and professional fees. Professional fees increased in 2004 due to the initial adoption of the Sarbanes-Oxley Act of 2002, then decreased in 2005 as a result of cost savings in the second year of adoption.

(7) The increases in management fees are a result of our increased size resulting from our equity issuances during these periods. The changes in incentive compensation are primarily a result of our increased earnings, offset by FFO losses recorded with respect to the sale of properties during these periods.

(8) The increase in depreciation is primarily due to the acquisition of new information systems.

(9) The changes in earnings from unconsolidated subsidiaries are primarily a result of our late 2003 acquisition of an interest in an LLC which owns a portfolio of real estate related loans and our early 2004 acquisition of an interest in an LLC which owns a portfolio of convenience and retail gas stores, offset by the fact that a significant portion of the latter portfolio, which was held for sale from the date it was acquired, was sold during these periods. Note that the amounts shown are net of income taxes on related taxable subsidiaries.

## LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, and other general business needs. Additionally, to maintain our status as a REIT under the Code, we must distribute annually at least 90% of our REIT taxable income. Our primary sources of funds for liquidity consist of net cash provided by operating activities, borrowings under loans, and the issuance of debt and equity securities. Additional sources of liquidity include investments that are readily saleable prior to their maturity. Our debt obligations are generally secured directly by our investment assets.

We expect that our cash on hand and our cash flow provided by operations, as well as our credit facility, will satisfy our liquidity needs with respect to our current investment portfolio over the next twelve months. However, we currently expect to seek additional capital in order to grow our investment portfolio. We have an effective shelf registration statement with the SEC which allows us to issue various types of securities, such as common stock, preferred stock, depository shares, debt securities and warrants, from time to time, up to an aggregate of $750 million, of which approximately $311 million remained available as of December 31, 2005.

We expect to meet our long-term liquidity requirements, specifically the repayment of our debt obligations, through additional borrowings and the liquidation or refinancing of our assets at maturity. We believe that the value of these assets is, and will continue to be, sufficient to repay our debt at maturity under either scenario. Our ability to meet our long-term liquidity requirements relating to capital required for the growth of our investment portfolio is subject to obtaining additional equity and debt financing. Decisions by investors and lenders to enter into such transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and our investors' and lenders' policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities. We maintain access to a broad array of capital resources in an effort to insulate our business from potential fluctuations in the availability of capital.

Our ability to execute our business strategy, particularly the growth of our investment portfolio, depends to a significant degree on our ability to obtain additional capital. Our core business strategy is dependent upon our ability to finance our real estate securities and other real estate related assets with match funded debt at rates that provide a positive net spread. If spreads for such liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future financings will be severely restricted. Furthermore, in an environment where spreads are tightening, if spreads tighten on the assets we purchase to a greater degree than they tighten on the liabilities we issue, our net spread will be reduced.

We expect to meet our short-term liquidity requirements generally through our cash flow provided by operations and our credit facility, as well as investment specific borrowings. In addition, at December 31, 2005, we had an unrestricted cash balance of $21.3 million and an undrawn balance of $55.0 million on our credit facility. Our cash flow provided by operations differs from our net income due to five primary factors: (i) accretion of discount or premium on our real estate securities and loans (including the accrual of interest and fees payable at maturity), discount on our debt obligations, deferred financing costs and interest rate cap premiums, and deferred hedge gains and losses, (ii) gains and losses from sales of assets financed with CBOs, (iii) depreciation and straight-lined rental income of our operating real estate, (iv) the provision for credit losses recorded in connection with our loan assets, and (v) unrealized gains or losses on our non-hedge derivatives, particularly our total return swaps and our warehouse agreements, as described below. Proceeds from the sale of assets which serve as collateral for our CBO financings, including gains thereon, are required to be retained in the CBO structure until the related bonds are retired and are therefore not available to fund current cash needs.

Our match funded investments are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to limited interest rate fluctuations. See "Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Exposure" below. Our remaining investments, generally financed with short-term repurchase agreements, are also subject to refinancing risk upon the maturity of the related debt. See "Debt Obligations" below.

With respect to our operating real estate, we expect to incur expenditures of approximately $4.1 million relating to tenant improvements in connection with the inception of leases and capital expenditures during the year ending December 31, 2006.

With respect to one of our real estate related loans, we were committed to fund up to an additional $11.9 million at December 31, 2005, subject to certain conditions to be met by the borrower.

As described below, under "Interest Rate, Credit and Spread Risk," we are subject to margin calls in connection with our assets financed with repurchase agreements. We do not expect these potential margin calls to materially affect our financial condition or results of operations.

## Debt Obligations

*The following table presents certain information regarding our debt obligations and related hedges as of December 31, 2005 (unaudited) (dollars in thousands):*

| DEBT OBLIGATION/COLLATERAL | MONTH ISSUED | CURRENT FACE AMOUNT | CARRYING VALUE | UNHEDGED WEIGHTED AVERAGE FUNDING COST |
|---|---|---|---|---|
| **CBO Bonds Payable** | | | | |
| Real estate securities | Jul 1999 | $ 426,653 | $ 423,191 | 5.67%(2) |
| Real estate securities and loans | Apr 2002 | 444,000 | 441,054 | 5.43%(2) |
| Real estate securities and loans | Mar 2003 | 472,000 | 468,413 | 5.46%(2) |
| Real estate securities and loans | Sep 2003 | 460,000 | 455,657 | 5.16%(2) |
| Real estate securities and loans | Mar 2004 | 414,000 | 410,511 | 5.15%(2) |
| Real estate securities and loans | Sep 2004 | 454,500 | 450,639 | 5.09%(2) |
| Real estate securities and loans | Apr 2005 | 447,000 | 442,379 | 4.85%(2) |
| Real estate securities | Dec 2005 | 442,800 | 438,540 | 4.83%(2) |
| | | 3,560,953 | 3,530,384 | |
| **Other Bonds Payable** | | | | |
| ICH loans(3) | (3) | 141,311 | 141,311 | 6.68%(2) |
| Manufactured housing loans(4) | Jan 2005 | 212,019 | 212,019 | LIBOR + 1.25% |
| | | 353,330 | 353,330 | |
| **Notes Payable** | | | | |
| Residential mortgage loans(4) | Nov 2004 | 260,441 | 260,441 | LIBOR + 0.16% |
| | | 260,441 | 260,441 | |
| **Repurchase Agreements(4)(10)** | | | | |
| Residential mortgage loans | Rolling | 41,853 | 41,853 | LIBOR + 0.43% |
| Agency RMBS(5) | Rolling | 671,526 | 671,526 | LIBOR + 0.13% |
| Real estate securities | Rolling | 149,546 | 149,546 | LIBOR + 0.58% |
| Real estate related loans | Rolling | 185,278 | 185,278 | LIBOR + 1.01% |
| | | 1,048,203 | 1,048,203 | |
| Credit facility(6) | | 20,000 | 20,000 | LIBOR + 2.50%(9) |
| Total debt obligations | | $5,242,927 | $5,212,358 | |

(1) Including the effect of applicable hedges.
(2) Weighted average, including floating and fixed rate classes.
(3) See discussion below.
(4) Subject to potential mandatory prepayments based on collateral value.
(5) A maximum of $1 billion is available until November 2006.
(6) A maximum of $100 million can be drawn (increased from $75 million in February 2006).
(7) This financing was replaced with a new term financing in January 2006; the new maturity date is January 2009.
(8) The longest maturity is March 2006.
(9) In addition, unused commitment fees of between 0.125% and 0.250% are paid.
(10) The counterparties on our repurchase agreements include: Bank of America Securities LLC ($693.4 million), Bear Stearns Mortgage Capital Corporation ($181.1 million), Greenwich Capital Markets Inc ($72.2 million), Deutsche Bank AG ($58.1 million), and other ($43.4 million).

p.1

| FINAL STATED MATURITY | WEIGHTED AVERAGE FUNDING COST[1] | WEIGHTED AVERAGE MATURITY *(years)* | FACE AMOUNT OF FLOATING RATE DEBT | COLLATERAL CARRYING VALUE | COLLATERAL WEIGHTED AVERAGE MATURITY *(years)* | FACE AMOUNT OF FLOATING RATE COLLATERAL | AGGREGATE NOTIONAL AMOUNT OF CURRENT HEDGES |
|---|---|---|---|---|---|---|---|
| Jul 2038 | 4.89% | 3.18 | $ 331,653 | $ 562,803 | 5.01 | – | $ 262,732 |
| Apr 2037 | 6.56% | 4.46 | 372,000 | 498,998 | 5.61 | 56,526 | 290,000 |
| Mar 2038 | 5.08% | 6.30 | 427,800 | 516,042 | 5.25 | 142,775 | 276,060 |
| Sep 2038 | 5.38% | 6.85 | 442,500 | 506,290 | 4.71 | 180,598 | 192,500 |
| Mar 2039 | 4.94% | 6.61 | 382,750 | 444,037 | 5.27 | 214,876 | 165,300 |
| Sep 2039 | 5.03% | 7.19 | 442,500 | 494,099 | 5.80 | 221,569 | 189,373 |
| Apr 2040 | 5.10% | 8.17 | 439,600 | 481,954 | 6.54 | 193,471 | 243,337 |
| Dec 2050 | 5.14% | 9.53 | 436,800 | 497,935 | 8.49 | 97,349 | 341,506 |
| | 5.27% | 6.55 | 3,275,603 | 4,002,158 | 5.86 | 1,107,164 | 1,960,808 |
| Aug 2030 | 6.68% | 1.46 | 3,605 | 161,288 | 1.55 | 3,605 | – |
| Jan 2006[7] | 5.45% | 0.08 | 212,019 | 267,456 | 5.78 | 6,356 | 227,576 |
| | 5.94% | 0.63 | 215,624 | 428,744 | 4.23 | 9,961 | 227,576 |
| Nov 2007 | 4.70% | 1.21 | 260,441 | 288,683 | 2.69 | 282,589 | – |
| | 4.70% | 1.21 | 260,441 | 288,683 | 2.69 | 282,589 | – |
| Mar 2006 | 4.95% | 0.25 | 41,853 | 44,543 | 2.98 | 43,511 | – |
| Jan 2006 | 4.48% | 0.08 | 671,526 | 692,486 | 4.90 | – | 665,965 |
| Various[8] | 4.65% | 0.16 | 149,546 | 166,737 | 5.86 | 31,450 | 89,403 |
| Various[8] | 5.38% | 0.08 | 185,278 | 266,669 | 1.82 | 266,630 | – |
| | 4.68% | 0.10 | 1,048,203 | 1,170,435 | 4.29 | 341,591 | 755,368 |
| Jul 2008 | 6.86% | 2.55 | 20,000 | – | – | – | – |
| | 5.17% | 4.59 | $4,819,871 | $5,890,020 | 5.27 | $1,741,305 | $2,943,752 |

*Our debt obligations existing at December 31, 2005 (gross of $30.6 million of discounts) have contractual maturities as follows (unaudited) (in millions):*

| | |
|---|---|
| 2006 | $1,260,222 |
| 2007 | 260,441 |
| 2008 | 20,000 |
| 2009 | – |
| 2010 | – |
| Thereafter | 3,702,264 |
| Total | $5,242,927 |

Certain of the debt obligations included above are obligations of our consolidated subsidiaries which own the related collateral. In some cases, including the CBO and Other Bonds Payable, such collateral is not available to other creditors of ours.

In November 2001, we sold the retained subordinated $17.5 million Class E Note from our first CBO to a third party. The sale of the Class E Note represented an issuance of debt and was recorded as additional CBO bonds payable. In April 2002, a wholly owned subsidiary of ours repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO bonds payable. The Class E Note is included in the collateral for our second CBO. The Class E Note is eliminated in consolidation.

Two classes of separately issued CBO bonds, with an aggregate $718.0 million face amount, were issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. $395.0 million of these bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon.

In October 2003, pursuant to FIN No. 46R, we consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. This investment, which we refer to as ICH, was previously treated as a non-consolidated residual interest in such securitization. The primary effect of the consolidation is the requirement that we reflect the gross loan assets and gross bonds payable of this entity in our financial statements.

In July 2004, we refinanced $342.5 million of the AAA and AA bonds in our first CBO. $322.5 million of AAA bonds were refinanced at LIBOR + 0.30% from LIBOR + 0.65% and $20.0 million of AA bonds were refinanced at LIBOR + 0.50% from LIBOR + 0.80%.

In November 2005, Moody's Investors Service upgraded the credit ratings on the non-AAA classes of bonds within our first CBO by one to two notches.

Our debt obligations contain various customary loan covenants. Such covenants do not, in management's opinion, materially restrict our investment strategy or ability to raise capital. We are in compliance with all of our loan covenants as of December 31, 2005.

In March 2006, a consolidated subsidiary of ours acquired a portfolio of approximately 11,300 subprime residential mortgage loans for $1.50 billion. The loans, substantially all of which were current at the time of acquisition, are 66% floating rate and 34% fixed rate. Their weighted average coupon is 7.6% and the loans have a weighted average remaining term of 345 months. This acquisition was initially funded with an approximately $1.47 billion repurchase agreement which bears interest at LIBOR + 0.50%. We have entered into an interest rate swap in order to hedge our exposure to the risk of changes in market interest rates with respect to this debt. We expect to finance this investment on a long-term basis through the securitization markets in upcoming months.

## Other

We have entered into arrangements with a major investment bank to finance certain loans whereby we receive the sum of all interest, fees and any positive change in value amounts (the total return cash flows) from a reference asset with a specified notional amount, and pay interest on such notional plus any negative change in value amounts from such asset. These agreements are recorded in Derivative Assets and treated as non-hedge derivatives for accounting purposes and are therefore marked to market through income. Net interest received is recorded to Interest Income and the mark to market is recorded to Other Income. If we owned the reference assets directly, they would not be marked to market. Under the agreements, Newcastle is required to post an initial margin deposit to an interest-bearing account and additional margin may be payable in the event of a decline in value of the reference asset. Any margin on deposit, less any negative change in value amounts, will be returned to us upon termination of the contract.

*The following table presents information on these instruments as of December 31, 2005.*

| REFERENCE ASSET | NOTIONAL AMOUNT | MARGIN AMOUNT | RECEIVE INTEREST RATE | PAY INTEREST RATE | MATURITY DATE | FAIR VALUE |
|---|---|---|---|---|---|---|
| Term loan to a retail mall REIT | $106,083 | $18,149 | LIBOR + 2.000% | LIBOR + 0.500% | Nov 2008 | $1,008 |
| Term loan to a diversified real estate and finance company | 97,997 | 19,599 | LIBOR + 3.000% | LIBOR + 0.625% | Feb 2008 | 877 |
| Mezzanine loan to a hotel company | 15,000 | 5,224 | LIBOR + 4.985% | LIBOR + 1.350% | Jun 2007 | 101 |
| Term loan to a diversified real estate company | 94,954 | 9,495 | LIBOR + 1.750% | LIBOR + 0.500% | Aug 2007 | 904 |
| Term loan to a retail company | 100,000 | 19,960 | LIBOR + 3.000% | LIBOR + 0.500% | Dec 2008 | 206 |
| | $414,034 | $72,427 | | | | $3,096 |

We enter into short-term warehouse agreements pursuant to which we make deposits with major investment banks for the right to purchase commercial mortgage backed securities, unsecured REIT debt, real estate related loans and real estate related asset-backed securities for our real estate securities portfolios, prior to their being financed with CBOs. These agreements are treated as non-hedge derivatives for accounting purposes and are therefore marked to market through current income. The cost to us if the related CBO is not consummated is limited, except where the non-consummation results from our gross negligence, willful misconduct or breach of contract, to payment of the Net Loss, if any, as defined, up to the related deposit, less any Excess Carry Amount, as defined, earned on such deposit. The income recorded on these agreements was approximately $2.4 million, $3.1 million and $3.6 million in 2005, 2004 and 2003, respectively.

## Stockholders' Equity

Common Stock } *The following table presents information on shares of our common stock issued since our formation.*

| YEAR | SHARES ISSUED | RANGE OF ISSUE PRICES PER SHARE (1) | NET PROCEEDS *(millions)* | OPTIONS GRANTED TO MANAGER |
|---|---|---|---|---|
| Formation | 16,488,517 | N/A | N/A | N/A |
| 2002 | 7,000,000 | $13.00 | $80.0 | 700,000 |
| 2003 | 7,886,316 | $20.35–$22.85 | $163.4 | 788,227 |
| 2004 | 8,484,648 | $26.30–$31.40 | $224.3 | 837,500 |
| 2005 | 4,053,928 | $29.60 | $108.2 | 330,000 |
| December 31, 2005 | 43,913,409 | | | |

*(1)* Excludes prices of shares issued pursuant to the exercise of options and shares issued to our independent directors.

Through December 31, 2005, our manager had assigned, for no value, options to purchase approximately 0.8 million shares of our common stock to certain of our manager's employees, of which approximately 0.2 million had been exercised. In addition, our manager had exercised 0.7 million of its options.

*As of December 31, 2005, our outstanding options had a weighted average strike price of $25.14 and were summarized as follows:*

| | |
|---|---|
| Held by our manager | 1,170,317 |
| Issued to our manager and subsequently assigned to certain of our manager's employees | 627,490 |
| Held by directors and former directors | 14,000 |
| Total | 1,811,807 |

Preferred Stock } In March 2003, we issued 2.5 million shares ($62.5 million face amount) of 9.75% Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred"). In October 2005, we issued 1.6 million shares ($40.0 million face amount) of 8.05% Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred"). The Series B Preferred and Series C Preferred have a $25 liquidation preference, no maturity date and no mandatory redemption. We have the option to redeem the Series B Preferred beginning in March 2008 and the Series C Preferred beginning in October 2010.

Other Comprehensive Income } *During the year ended December 31, 2005, our accumulated other comprehensive income increased due to the following factors (in thousands):*

| | |
|---|---|
| Accumulated other comprehensive income, December 31, 2004 | $ 71,770 |
| Net unrealized (loss) on securities | (67,077) |
| Reclassification of net realized (gain) on securities into earnings | (16,015) |
| Foreign currency translation | (1,089) |
| Reclassification of net realized foreign currency translation into earnings | (626) |
| Net unrealized gain on derivatives designated as cash flow hedges | 56,426 |
| Reclassification of net realized loss on derivatives designated as cash flow hedges into earnings | 2,175 |
| Accumulated other comprehensive income, December 31, 2005 | $ 45,564 |

Our book equity changes as our real estate securities portfolio and derivatives are marked to market each quarter, among other factors. The primary causes of mark to market changes are changes in interest rates and credit spreads. During the year, the combination of widening credit spreads and increasing interest rates has resulted in a net decrease in unrealized gains on our real estate securities portfolio. We believe that our ongoing investment activities benefit in general from an environment of widening credit spreads and increasing interest rates. While such an environment will likely result in a decrease in the fair value of our existing securities portfolio and therefore reduce our book equity and ability to realize gains on such existing securities, it would not directly affect our earnings or our cash flow or our ability to pay dividends.

Common Dividends Paid

| DECLARED FOR THE PERIOD ENDED | PAID | AMOUNT PER SHARE |
|---|---|---|
| March 31, 2003 | April 2003 | $0.450 |
| June 30, 2003 | July 2003 | $0.500 |
| September 30, 2003 | October 2003 | $0.500 |
| December 31, 2003 | January 2004 | $0.500 |
| March 31, 2004 | April 2004 | $0.600 |
| June 30, 2004 | July 2004 | $0.600 |
| September 30, 2004 | October 2004 | $0.600 |
| December 31, 2004 | January 2005 | $0.625 |
| March 31, 2005 | April 2005 | $0.625 |
| June 30, 2005 | July 2005 | $0.625 |
| September 30, 2005 | October 2005 | $0.625 |
| December 31, 2005 | January 2006 | $0.625 |

### Cash Flow

Net cash flow provided by operating activities increased from $90.4 million for the year ended December 31, 2004 to $98.8 million for the year ended December 31, 2005. It increased from $38.5 million for the year ended December 31, 2003 to $90.4 million for the year ended December 31, 2004. These changes resulted from the acquisition and settlement of our investments as described above.

Investing activities used ($1,334.7 million), ($1,332.2 million) and ($1,659.0 million) during the years ended December 31, 2005, 2004 and 2003, respectively. Investing activities consisted primarily of the investments made in real estate securities and loans, net of proceeds from the sale or settlement of investments.

Financing activities provided $1,219.3 million, $1,219.3 million and $1,635.5 million during the years ended December 31, 2005, 2004 and 2003, respectively. The equity issuances, borrowings and debt issuances described above served as the primary sources of cash flow from financing activities. Offsetting uses included the payment of related deferred financing costs, the purchase of hedging instruments, the payment of dividends, and the repayment of debt as described above.

See the consolidated statements of cash flows in our consolidated financial statements included in this annual report for a reconciliation of our cash position for the periods described herein.

## INTEREST RATE, CREDIT AND SPREAD RISK

We are subject to interest rate, credit and spread risk with respect to our investments.

Our primary interest rate exposures relate to our real estate securities, loans and floating rate debt obligations, as well as our interest rate swaps and caps. Changes in the general level of interest rates can effect our net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities and hedges. Changes in the level of interest rates also can effect, among other things, our ability to acquire real estate securities and loans at attractive prices, the value of our real estate securities, loans and derivatives, and our ability to realize gains from the sale of such assets.

Our general financing strategy focuses on the use of match funded structures. This means that we seek to match the maturities of our debt obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings. In addition, we generally match fund interest rates on our investments with like-kind debt (i.e., fixed rate assets are financed with fixed rate debt and floating rate assets are financed with floating rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies, which allows us to reduce the impact of changing interest rates on our earnings. See "Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Exposure" below.

### Real Estate Securities

Interest rate changes may also impact our net book value as our real estate securities and related hedge derivatives are marked to market each quarter. Our loan investments and debt obligations are not marked to market. Generally, as interest rates increase, the value of our fixed rate securities decreases, and as interest rates decrease, the value of such securities will increase. In general, we would expect that over time, decreases in the value of our real estate securities portfolio attributable to interest rate changes will be offset to some degree by increases in the value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our real estate securities portfolio is largely financed to maturity through long-term CBO financings that are not redeemable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our securities portfolio will not directly affect our recurring earnings or our ability to pay dividends.

The commercial mortgage and asset backed securities we invest in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitization transaction. The senior unsecured REIT debt securities we invest in reflect comparable credit risk. Credit risk refers to each individual borrower's ability to make required interest and principal payments on the scheduled due dates. We believe, based on our due diligence process, that these securities offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities or other features of the securitization transaction, in the case of commercial mortgage and asset backed securities, and the issuer's underlying equity and subordinated debt, in the case of senior unsecured REIT debt securities, are designed to bear the first risk of default and loss. We further minimize credit risk by actively monitoring our real estate securities and loan portfolio and the underlying credit quality of our holdings and, where appropriate, repositioning our investments to upgrade the credit quality on our investments. While we have not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Our real estate securities are also subject to spread risk. Our fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our real estate securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our real estate securities portfolio would tend to increase. Our floating rate securities are valued based on a market credit spread over LIBOR and are effected similarly by changes in LIBOR spreads. Such changes in the market value of our real estate securities portfolio may effect our net equity, net income or cash flow directly through their impact on the amount of unrealized gains or losses on available for sale securities, and therefore on our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital. If the value of our securities subject to repurchase agreements were to decline, it could affect our ability to refinance such securities upon the maturity of the related repurchase agreements, adversely impacting our rate of return on such securities. See "Quantitative and Qualitative Disclosures About Market Risk – Credit Spread Exposure" below.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our real estate securities and therefore their value. This would have similar effects on our real estate securities portfolio and our financial position and operations to a change in spreads.

### Loans

Similar to our real estate securities portfolio, we are subject to credit and spread risk with respect to our real estate related commercial mortgage and residential mortgage loan portfolios. However, unlike our real estate securities portfolio, our loans generally do not benefit from the support of junior classes of securities, but rather bear the first risk of default and loss. We believe that this credit risk is mitigated through our due diligence process and continual reviews of the borrower's payment history, delinquency status, and the relationship of the loan balance to the underlying property value.

Our loan portfolios are also subject to spread risk. Our floating rate loans are valued based on a market credit spread to LIBOR. The value of these loans is dependent upon the yield demanded by the market based on their credit relative to LIBOR. The value of our floating rate loans would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate (usually the applicable LIBOR yield). Our fixed rate loans are valued based on a market credit spread over U.S. Treasuries and are effected similarly by changes in U.S. Treasury spreads. If the value of our loans subject to repurchase agreements were to decline, it could affect our ability to refinance such loans upon the maturity of the related repurchase agreements.

Any credit or spread losses incurred with respect to our loan portfolios would affect us in the same way as similar losses on our real estate securities portfolio as described above, except that our loan portfolios are not marked to market. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a loan, changes in the value of our loan portfolio will not directly affect our recurring earnings or our ability to pay dividends.

Statistics

| | TOTAL PORTFOLIO(1) DECEMBER 31, | | CORE INVESTMENT PORTFOLIO(2) DECEMBER 31, | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Face amount | $6,111,464 | $4,493,274 | $5,413,142 | $4,294,092 |
| Percentage of total assets | 99% | 91% | 87% | 87% |
| Weighted average asset yield | 6.59% | 5.91% | 6.85% | 5.98% |
| Weighted average liability cost | 5.12% | 4.15% | 5.22% | 4.17% |
| Weighted average net spread | 1.47% | 1.76% | 1.63% | 1.81% |

(1) Our total investment portfolio statistics include all of our investments other than our ICH loans as described in Note 5 to our consolidated financial statements included in this annual report.

(2) Our core investment portfolio statistics include all of our investments other than our Agency RMBS and our ICH loans as described in Notes 4 and 5 to our consolidated financial statements included in this annual report.

As of December 31, 2005, our core investment portfolio (as defined above) had an overall weighted average credit rating of approximately BB+, and approximately 67% had an investment grade rating (BBB– or higher).

Our real estate securities and loan portfolios are diversified by asset type, industry, location and issuer. At December 31, 2005, our core investment portfolio (as defined above) had 534 real estate securities and loans. The largest investment in our core investment portfolio was $138.8 million and its average investment size was $9.0 million at December 31, 2005. The weighted average credit spread on this portfolio (i.e., the yield premium on our investments over the comparable U.S. Treasury rate or LIBOR) was 2.61% as of December 31, 2005. Furthermore, our real estate securities are supported by pools of underlying loans. For instance, our CMBS investments had over 21,000 underlying loans at December 31, 2005. We expect that this diversification helps to minimize the risk of capital loss, and will also enhance the terms of our financing structures.

At December 31, 2005, our residential mortgage loan portfolio was characterized by high credit quality borrowers with a weighted average FICO score of 712 at origination. As of December 31, 2005, approximately $282.6 million face amount of our residential mortgage loans were held in securitized form, of which over 90% of the principal balance was AAA rated.

Our loan portfolios are diversified by geographic location and by borrower. Our residential and manufactured housing loans were well diversified with 919 loans and 7,067 loans, respectively, at December 31, 2005. We believe that this diversification also helps to minimize the risk of capital loss.

### Margin

Certain of our investments are financed through repurchase agreements or total return swaps which are subject to margin calls based on the value of such investments. Margin calls resulting from decreases in value related to rising interest rates are substantially offset by our ability to make margin calls on our interest rate derivatives. We maintain adequate cash reserves or availability on our credit facility to meet any margin calls resulting from decreases in value related to a reasonably possible (in the opinion of management) widening of credit spreads. Funding a margin call on our credit facility would have a dilutive effect on our earnings, however we would not expect this to be material.

## OFF-BALANCE-SHEET ARRANGEMENTS

As of December 31, 2005, we had no material off-balance-sheet arrangements.

We did have the following arrangements which do not meet the definition of off-balance-sheet arrangements, but do have some of the characteristics of off-balance-sheet arrangements.

We are party to total return swaps which are treated as non-hedge derivatives. For further information on these investments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

We also have made investments in two unconsolidated subsidiaries. See Note 3 to our consolidated financial statements included in this annual report

In each case, our exposure to loss is limited to the carrying value of our investment.

## CONTRACTUAL OBLIGATIONS

*As of December 31, 2005, we had the following material contractual obligations (payments in thousands):*

| CONTRACT | TERMS |
|---|---|
| CBO bonds payable | Described under "Quantitative and Qualitative Disclosures About Market Risk" |
| Other bonds payable | Described under "Quantitative and Qualitative Disclosures About Market Risk" |
| Notes payable | Described under "Quantitative and Qualitative Disclosures About Market Risk" |
| Repurchase agreements | Described under "Quantitative and Qualitative Disclosures About Market Risk" |
| Credit facility | Described under "Quantitative and Qualitative Disclosures About Market Risk" |
| Interest rate swaps, treated as hedges | Described under "Quantitative and Qualitative Disclosures About Market Risk" |
| Non-hedge derivative obligations | Described under "Quantitative and Qualitative Disclosures About Market Risk" |
| CBO wrap agreement | Two classes of our CBO bonds, with an aggregate $718.0 million face amount, were issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. $395.0 million of these bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon, pursuant to a financial guaranty insurance policy ("wrap"). We pay annual fees of 0.12% of the outstanding face amount of the bonds under this agreement. |
| CBO backstop agreements | In connection with the remarketing procedures described above, backstop agreements have been created whereby a third party financial institution is required to purchase the $718.0 million face amount of bonds at the end of any remarketing period if such bonds could not be resold in the market by the remarketing agent. We pay annual fees between 0.15% and 0.20% of the outstanding face amount of such bonds under these agreements. |
| CBO remarketing agreements | In connection with the remarketing procedures described above, the remarketing agent is paid an annual fee of 0.05% of the outstanding face amount of the bonds under the remarketing agreements. |
| Loan servicing agreements | We are a party to servicing agreements with respect to our residential mortgage loans, including manufactured housing loans, and our ICH loans. We pay annual fees generally equal to 0.38% of the outstanding face amount of the residential mortgage loans, 1.00% of the outstanding face amount of the manufactured housing loans, and approximately 0.11% of the outstanding face amount of the ICH loans under these agreements. |
| Trustee agreements | We have entered into trustee agreements in connection with our securitized investments, primarily our CBOs. We pay annual fees of between 0.015% and 0.020% of the outstanding face amount of the CBO bonds under these agreements. |
| Management agreement | Our manager is paid an annual management fee of 1.5% of our gross equity, as defined, an expense reimbursement, and incentive compensation equal to 25% of our FFO above a certain threshold. For more information on this agreement, as well as historical amounts earned, see Note 10 to our audited consolidated financial statements included in this annual report. |

| CONTRACT | ACTUAL PAYMENTS 2005(1) | FIXED AND DETERMINABLE PAYMENTS DUE BY PERIOD(2) 2006 | 2007–2008 | 2009–2010 | THEREAFTER | TOTAL |
|---|---|---|---|---|---|---|
| CBO bonds payable | $ 130,722 | $ – | $ – | $ – | $3,560,953 | $3,560,953 |
| Other bonds payable | 138,380 | 212,019 | – | – | 141,311 | 353,330 |
| Notes payable | 408,283 | – | 260,441 | – | – | 260,441 |
| Repurchase agreements | 284,073 | 1,048,203 | – | – | – | 1,048,203 |
| Credit facility | 42,204 | – | 20,000 | – | – | 20,000 |
| Interest rate swaps, treated as hedges | 25,749 | (3) | (3) | (3) | (3) | (3) |
| Non-hedge derivative obligations | 907 | (3) | (3) | (3) | (3) | (3) |
| CBO wrap agreement | 481 | (3) | (3) | (3) | (3) | (3) |
| CBO backstop agreements | 1,147 | (3) | (3) | (3) | (3) | (3) |
| CBO remarketing agreements | 316 | (3) | (3) | (3) | (3) | (3) |
| Loan servicing agreements | 4,851 | (3) | (3) | (3) | (3) | (3) |
| Trustee agreements | 747 | (3) | (3) | (3) | (3) | (3) |
| Management agreement | 21,132 | (3) | (3) | (3) | (3) | (3) |
| Total | $1,058,992 | $1,260,222 | $280,441 | $ – | $3,702,264 | $5,242,927 |

(1) Includes all payments made under the respective agreements. The management agreement payments shown include $13.1 million of management fees and expense reimbursements and $8.0 million of incentive compensation.
(2) Represents debt principal due based on contractual maturities.
(3) These contracts do not have fixed and determinable payments.

## INFLATION

We believe that our risk of increases in market interest rates on our floating rate debt as a result of inflation is largely offset by our use of match funding and hedging instruments as described above. See "Quantitative and Qualitative Disclosure About Market Risk – Interest Rate Exposure" below.

## FUNDS FROM OPERATIONS

We believe Funds from Operations (FFO) is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with GAAP), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries, if any. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries, if any, are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

*Funds from Operations (FFO) is calculated as follows (unaudited) (in thousands):*

| FOR THE YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| Income available for common stockholders | $110,271 | $92,321 | $51,345 |
| Operating real estate depreciation | 702 | 2,199 | 3,035 |
| Accumulated depreciation on operating real estate sold | (6,942) | (8,319) | – |
| Funds from operations (FFO) | $104,031 | $86,201 | $54,380 |

*Funds from operations was derived from our segments as follows (unaudited) (in thousands):*

| | BOOK EQUITY DECEMBER 31, 2005(1) | AVERAGE INVESTED COMMON EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005(2) | FFO FOR THE YEAR ENDED DECEMBER 31, 2005 | RETURN ON INVESTED COMMON EQUITY (ROE) FOR THE YEAR ENDED DECEMBER 31, 2005(3) | ROE FOR THE YEAR ENDED DECEMBER 31, 2004(3) | ROE FOR THE YEAR ENDED DECEMBER 31, 2003(3) |
|---|---|---|---|---|---|---|
| Real estate securities and real estate related loans | $790,990 | $700,146 | $125,028 | 17.9% | 20.5% | 23.2% |
| Residential mortgage loans | 86,024 | 95,148 | 8,706 | 9.1% | 16.7% | 25.7% |
| Operating real estate | 35,976 | 47,579 | 1,686 | 3.5% | 9.2% | 12.2% |
| Unallocated(1) | (139,515) | (66,508) | (31,389) | N/A | N/A | N/A |
| Total(2) | 773,475 | $776,365 | $104,031 | 13.4% | 14.5% | 16.4% |
| Preferred stock | 102,500 | | | | | |
| Accumulated depreciation | (3,536) | | | | | |
| Accumulated other comprehensive income | 45,564 | | | | | |
| Net book equity | $918,003 | | | | | |

(1) Unallocated FFO represents ($0.4 million) of interest expense, ($6.7 million) of preferred dividends and ($24.3 million) of corporate general and administrative expense, management fees and incentive compensation.
(2) Invested common equity is equal to book equity excluding preferred stock, accumulated depreciation and accumulated other comprehensive income.
(3) FFO divided by average invested common equity.

## RELATED PARTY TRANSACTIONS

In November 2003, we and a private investment fund managed by an affiliate of our manager co-invested and each indirectly own an approximately 38% interest in a limited liability company that acquired a pool of franchise loans from a third party financial institution. Our investment in this entity, reflected as an investment in an unconsolidated subsidiary on our consolidated balance sheet, was approximately $17.8 million at December 31, 2005. The remaining approximately 24% interest in the limited liability company is owned by the above referenced third party financial institution.

As of December 31, 2005, we owned an aggregate of approximately $48.5 million of securities of Global Signal Trust I and II, special purpose vehicles established by Global Signal Inc., which were purchased in private placements from underwriters in January 2004 and April 2005. One of our directors is the CEO, chairman of the board, and President of Global Signal, Inc. and private equity funds managed by an affiliate of our manager own a significant portion of Global Signal Inc.'s common stock. In February 2006, we purchased from an underwriter $91.0 million face amount of BBB– and BB+ rated securities of Global Signal Trust III, a special purpose vehicle established by Global Signal, Inc. Pursuant to an underwritten 144A offering, approximately $1,550.0 million of Global Signal Trust III securities were issued in 8 classes, rated AAA through BB+, of which the BBB– and BB+ classes aggregated $188.3 million. The balance of the BBB– and BB+ securities were sold on identical terms to third parties. A portion of the proceeds were used to repay $402.7 million of indebtedness of Global Signal, Inc., of which we owned $31.5 million, and to fund the prepayment penalty associated with this debt.

In March 2004, we and a private investment fund managed by an affiliate of our manager co-invested and each indirectly own an approximately 49% interest in two limited liability companies that have acquired, in a sale-leaseback transaction, a portfolio of convenience and retail gas stores from a public company. The properties are subject to a number of master leases, the initial term of which in each case is a minimum of 15 years. This investment was financed with nonrecourse debt at the limited liability company level and our investment in this entity, reflected as an investment in an unconsolidated subsidiary on our consolidated balance sheet, was approximately $12.2 million at December 31, 2005. In March 2005, the property management agreement related to these properties was transferred to an affiliate of our manager from a third party servicer; our allocable portion of the related fees, approximately $20,000 per year for three years, was not changed.

In December 2004, we and a private investment fund managed by an affiliate of our manager each made an initial investment in a new real estate related loan with a maximum loan amount of $128 million, subject to being drawn down under certain conditions. The loan is secured by a mezzanine loan on one of the phases and a first mortgage on the remaining phases of a large development project and related assets. We own a 27.3% interest in the loan and the private investment fund owns a 72.7% interest in the loan. Major decisions require the unanimous approval of holders of interests in the loan, while other decisions require the approval of a majority of holders of interests in the loan, based on their percentage interests therein. We and our affiliated investment fund are each entitled to transfer all or any portion of our respective interests in the loan to third parties. Our investment in this loan was approximately $22.4 million at December 31, 2005.

In January 2005, we entered into a servicing agreement with a portfolio company of a private equity fund advised by an affiliate of our manager for them to service a portfolio of manufactured housing loans, which was acquired at the same time. As compensation under the servicing agreement, the portfolio company will receive, on a monthly basis, a net servicing fee equal to 1.00% per annum on the unpaid principal balance of the loans being serviced. The outstanding unpaid principal balance of this portfolio was approximately $284.9 million at December 31, 2005. In January 2006, we closed on a new term financing of this portfolio. In connection with this term financing, we renewed our servicing agreement at the same terms.

In each instance described above, affiliates of our manager have an investment in the applicable affiliated fund and receive from the fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. The primary market risks that we are exposed to are interest rate risk and credit spread risk. These risks are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only. For a further understanding of how market risk may effect our financial position or operating results, please refer to the "Application of Critical Accounting Policies" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

### Interest Rate Exposure

Our primary interest rate exposures relate to our real estate securities, loans, floating rate debt obligations, interest rate swaps, and interest rate caps. Changes in the general level of interest rates can effect our net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities and hedges. Changes in the level of interest rates also can effect, among other things, our ability to acquire real estate securities and loans at attractive prices, the value of our real estate securities, loans and derivatives, and our ability to realize gains from the sale of such assets. While our strategy is to utilize interest rate swaps, caps and match funded financings in order to limit the effects of changes in interest rates on our operations, there can be no assurance that our profitability will not be adversely affected during any period as a result of changing interest rates. In the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results. As of December 31, 2005, a 100 basis point increase in short-term interest rates would decrease our earnings by approximately $0.2 million per annum.

A period of rising interest rates as we are currently experiencing negatively impacts our return on certain investments, particularly our floating rate residential mortgage loans. Although these loans are financed with floating rate debt, the interest rate on the debt resets prior to, and in some cases more frequently than, the interest rate on the assets, causing a decrease in return on equity during a period of rising interest rates. When interest rates stabilize, we expect these investments will return to their historical returns on equity.

Interest rate changes may also impact our net book value as our real estate securities and related hedge derivatives are marked to market each quarter. Our loan investments and debt obligations are not marked to market. Generally, as interest rates increase, the value of our fixed rate securities decreases, and as interest rates decrease, the value of such securities will increase. In general, we would expect that over time, decreases in the value of our real estate securities portfolio attributable to interest rate changes will be offset to some degree by increases in the value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our real estate securities portfolio is largely financed to maturity through long-term CBO financings that are not redeemable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our portfolio will not directly affect our recurring earnings or our ability to pay dividends. As of December 31, 2005, a 100 basis point change in short-term interest rates would impact our net book value by approximately $58.4 million.

Our general financing strategy focuses on the use of match funded structures. This means that we seek to match the maturities of our debt obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings. In addition, we generally match fund interest rates on our investments with like-kind debt (i.e., fixed rate assets are financed with fixed rate debt and floating rate assets are financed with floating rate debt), directly or through the use of interest rate swaps, caps, or other financial instruments, or through a combination of these strategies, which allows us to reduce the impact of changing interest rates on our earnings. Our entire portfolio of assets and the related liabilities had a weighted average lives of 5.10 years and 4.59 years, respectively, as of December 31, 2005. Our financing strategy is dependent on our ability to place the match funded debt we use to finance our investments at rates that provide a positive net spread. If spreads for such liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future financings will be severely restricted.

Interest rate swaps are agreements in which a series of interest rate flows are exchanged with a third party (counterparty) over a prescribed period. The notional amount on which swaps are based is not exchanged. In general, our swaps are "pay fixed" swaps involving the exchange of floating rate interest payments from the counterparty for fixed interest payments from us. This can effectively convert a floating rate debt obligation into a fixed rate debt obligation.

Similarly, an interest rate cap or floor agreement is a contract in which we purchase a cap or floor contract on a notional face amount. We will make an upfront payment to the counterparty for which the counterparty agrees to make future payments to us should the reference rate (typically one- or three-month LIBOR) rise above (cap agreements) or fall below (floor agreements) the "strike" rate specified in the contract. Should the reference rate rise above the contractual strike rate in a cap, we will earn cap income; should the reference rate fall below the contractual strike rate in a floor, we will earn floor income. Payments on an annualized basis will equal the contractual notional face amount multiplied by the difference between the actual reference rate and the contracted strike rate.

While a REIT may utilize these types of derivative instruments to hedge interest rate risk on its liabilities or for other purposes, such derivative instruments could generate income that is not qualified income for purposes of maintaining REIT status. As a consequence, we may only engage in such instruments to hedge such risks within the constraints of maintaining our standing as a REIT. We do not enter into derivative contracts for speculative purposes nor as a hedge against changes in credit risk.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions with high credit ratings with which we and our affiliates may also have other financial relationships. As a result, we do not anticipate that any of these counterparties will fail to meet their obligations. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging strategies.

### Credit Spread Exposure

Our real estate securities are also subject to spread risk. Our fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our real estate securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our real estate securities portfolio would tend to increase. Our floating rate securities are valued based on a market credit spread over LIBOR and are effected similarly by changes in LIBOR spreads. Such changes in the market value of our real estate securities portfolio may effect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available for sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our real estate securities and therefore their value. This would have similar effects on our real estate securities portfolio and our financial position and operations to a change in spreads.

Our loan portfolios are also subject to spread risk. Our floating rate loans are valued based on a market credit spread to LIBOR. The value of these loans is dependent upon the yield demanded by the market based on their credit relative to LIBOR. The value of our floating rate loans would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate (usually the applicable LIBOR yield). Our fixed rate loans are valued based on a market credit spread over U.S. Treasuries and are effected similarly by changes in U.S. Treasury spreads. If the value of our loans subject to repurchase agreements were to decline, it could affect our ability to refinance such loans upon the maturity of the related repurchase agreements.

Any decreases in the value of our loan portfolios due to spread changes would effect us in the same way as similar changes to our real estate securities portfolio as described above, except that our loan portfolios are not marked to market.

As of December 31, 2005, a 25 basis-point movement in credit spreads would impact our net book value by approximately $49.5 million, but would not directly affect our earnings or cash flow.

### Margin

Certain of our investments are financed through repurchase agreements or total return swaps which are subject to margin calls based on the value of such investments. Margin calls resulting from decreases in value related to rising interest rates are substantially offset by our ability to make margin calls on our interest rate derivatives. We maintain adequate cash reserves or availability on our credit facility to meet any margin calls resulting from decreases in value related to a reasonably possible (in the opinion of management) widening of credit spreads. Funding a margin call on our credit facility would have a dilutive effect on our earnings, however we would not expect this to be material.

### Fair Value

Fair values for a majority of our investments are readily obtainable through broker quotations. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these instruments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. We note that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate and credit spread environments as of December 31, 2005 and do not take into consideration the effects of subsequent interest rate or credit spread fluctuations.

We note that the values of our investments in real estate securities, loans and derivative instruments, primarily interest rate hedges on our debt obligations, are sensitive to changes in market interest rates, credit spreads and other market factors. The value of these investments can vary, and has varied, materially from period to period.

Interest Rate and Credit Spread Risk } We held the following interest rate and credit spread risk sensitive instruments at December 31, 2005 (in thousands):

| | CARRYING VALUE DECEMBER 31, 2005 | | DECEMBER 31, 2005 | | | FAIR VALUE DECEMBER 31, 2005 | |
|---|---|---|---|---|---|---|---|
| | 2005 | 2004 | PRINCIPAL BALANCE OR NOTIONAL AMOUNT | WEIGHTED AVERAGE YIELD/ FUNDING COST | MATURITY DATE | 2005 | 2004 |
| **Assets:** | | | | | | | |
| Real estate securities, available for sale[1] | $4,554,519 | $3,369,496 | $4,603,217 | 6.25% | (1) | $4,554,519 | $3,369,496 |
| Real estate securities portfolio deposit[2] | – | 25,411 | – | N/A | N/A | – | 25,411 |
| Real estate related loans[3] | 615,551 | 591,890 | 619,783 | 8.74% | (3) | 615,865 | 600,528 |
| Residential mortgage loans[4] | 600,682 | 654,784 | 610,970 | 6.15% | (4) | 609,486 | 654,784 |
| Interest rate caps, treated as hedges[5] | 2,145 | 3,554 | 342,351 | N/A | (5) | 2,145 | 3,554 |
| Total return swaps[6] | 3,096 | 399 | 414,034 | N/A | (6) | 3,096 | 399 |
| **Liabilities:** | | | | | | | |
| CBO bonds payable[7] | 3,530,384 | 2,656,510 | 3,560,953 | 5.27% | (7) | 3,594,638 | 2,720,704 |
| Other bonds payable[8] | 353,330 | 222,266 | 353,330 | 5.94% | (8) | 356,294 | 227,510 |
| Notes payable[9] | 260,441 | 652,000 | 260,441 | 4.70% | (9) | 260,441 | 652,000 |
| Repurchase agreements[10] | 1,048,203 | 490,620 | 1,048,203 | 4.68% | (10) | 1,048,203 | 490,620 |
| Credit facility[11] | 20,000 | – | 20,000 | 6.86% | (11) | 20,000 | – |
| Interest rate swaps, treated as hedges[12] | (41,170) | 13,239 | 2,943,752 | N/A | (12) | (41,170) | 13,239 |
| Non-hedge derivative obligations[13] | 90 | 796 | (13) | N/A | (13) | 90 | 796 |

(1) These securities contain various terms, including fixed and floating rates, self-amortizing and interest only. Their weighted average maturity is 5.81 years. The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

(2) The fair value of the real estate securities portfolio deposit, which is treated as a non-hedge derivative, is estimated by obtaining third party broker quotations on the underlying securities, if available and practicable, and counterparty quotations, including a counterparty quotation on the portion of the fair value resulting from the Excess Carry Amount, as defined, earned on such deposit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a further discussion of this deposit.

(3) Represents the following loans:

| LOAN TYPE | CURRENT FACE AMOUNT | CARRYING VALUE | WEIGHTED AVERAGE YIELD | WEIGHTED AVERAGE MATURITY *(years)* | FLOATING RATE LOANS AS A % OF CARRYING VALUE | FAIR VALUE |
|---|---|---|---|---|---|---|
| B-Notes | $ 72,173 | $ 72,520 | 8.46% | 2.40 | 73.69% | $ 72,631 |
| Mezzanine Loans | 302,740 | 302,816 | 8.44% | 1.94 | 100.00% | 302,190 |
| Bank Loans | 56,274 | 56,563 | 6.58% | 2.51 | 100.00% | 56,677 |
| Real Estate Loans | 23,082 | 22,364 | 20.02% | 2.00 | 0.00% | 23,079 |
| ICH Loans | 165,514 | 161,288 | 8.64% | 1.55 | 2.24% | 161,288 |
| | $619,783 | $615,551 | 8.74% | 1.94 | 67.06% | $615,865 |

The ICH loans were valued by discounting expected future cash flows by the loans' effective rate at acquisition. The rest of the loans were valued by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

(4) This aggregate portfolio of residential loans consists of a portfolio of floating rate residential mortgage loans as well as a portfolio of primarily fixed rate manufactured housing loans. The $333.2 million portfolio of residential mortgage loans has a weighted average maturity of 2.73 years. The $267.5 million portfolio of manufactured housing loans has a weighted average maturity of 5.78 years. These loans were valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

(5) Represents cap agreements as follows:

| NOTIONAL BALANCE | EFFECTIVE DATE | MATURITY DATE | CAPPED RATE | STRIKE RATE | FAIR VALUE |
|---|---|---|---|---|---|
| $262,732 | Current | March 2009 | 1-Month LIBOR | 6.50% | $ 184 |
| 18,000 | January 2010 | October 2015 | 3-Month LIBOR | 8.00% | 342 |
| 8,619 | December 2010 | June 2015 | 3-Month LIBOR | 7.00% | 567 |
| 53,000 | May 2011 | September 2015 | 1-Month LIBOR | 7.50% | 1,052 |
| $342,351 | | | | | $2,145 |

The fair value of these agreements is estimated by obtaining counterparty quotations.

(6) Represents total return swaps which are treated as non-hedge derivatives. The fair value of these agreements, which is included in Derivative Assets, is estimated by obtaining counterparty quotations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for a further discussion of these swaps.

(7) These bonds were valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. The weighted average maturity of the CBO bonds payable is 6.55 years. The CBO bonds payable amortize principal prior to maturity based on collateral receipts, subject to reinvestment requirements.

(8) These bonds were valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. The ICH bonds amortize principal prior to maturity based on collateral receipts and have a weighted average maturity of 1.46 years. The manufactured housing loan bonds have a weighted average maturity of 0.08 years, bear a floating rate of interest, and are subject to adjustment monthly based on the agreed upon market value of the loan portfolio.

(9) The residential mortgage loan financing has a weighted average maturity of 1.21 years, bears a floating rate of interest, and is subject to adjustment monthly based on the agreed upon market value of the loan portfolio. This financing was valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

(10) These agreements bear floating rates of interest, which reset monthly or quarterly to a market credit spread, and we believe that, for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value. These agreements have a weighted average maturity of 0.10 years.

(11) This facility, which has a weighted average maturity of 2.55 years, bears a floating rate of interest. We believe that, for similar financial instruments with comparable credit risk, the effective rate approximates a market rate. We note that two new banks joined the lending group in December 2005 at the same rate. Accordingly, the carrying amount outstanding is believed to approximate fair value.

(12) Represents current swap agreements as follows (in thousands):

| NOTIONAL BALANCE | MATURITY DATE | SWAPPED RATE | FIXED RATE | FAIR VALUE |
|---|---|---|---|---|
| $ 262,732 | March 2009 | 1-Month LIBOR* | 3.1250% | $(10,106) |
| 290,000 | April 2011 | 3-Month LIBOR | 5.9325% | 12,628 |
| 276,060 | March 2013 | 3-Month LIBOR | 3.8650% | (14,599) |
| 192,500 | March 2015 | 1-Month LIBOR | 4.8880% | 478 |
| 165,300 | March 2014 | 3-Month LIBOR | 3.9945% | (8,492) |
| 189,373 | September 2014 | 3-Month LIBOR | 4.3731% | (6,566) |
| 243,337 | March 2015 | 1-Month LIBOR | 4.8495% | (331) |
| 307,355 | December 2015 | 1-Month LIBOR | 4.9885% | 2,179 |
| 34,151 | December 2015 | 1-Month LIBOR | 5.0098% | 335 |
| 227,576 | February 2014 | 1-Month LIBOR | 4.2070% | (5,010) |
| 5,000 | November 2008 | 1-Month LIBOR | 3.5400% | (165) |
| 4,500 | November 2018 | 1-Month LIBOR | 4.4800% | (88) |
| 45,600 | January 2009 | 1-Month LIBOR | 3.6500% | (1,467) |
| 12,000 | January 2015 | 1-Month LIBOR | 4.5100% | (334) |
| 68,606 | October 2009 | 1-Month LIBOR | 3.7150% | (1,763) |
| 65,257 | September 2009 | 1-Month LIBOR | 3.7090% | (1,665) |
| 22,465 | December 2009 | 1-Month LIBOR | 3.8290% | (534) |
| 7,614 | August 2009 | 1-Month LIBOR | 4.0690% | (128) |
| 22,091 | February 2010 | 1-Month LIBOR | 4.1030% | (386) |
| 34,692 | April 2010 | 1-Month LIBOR | 4.5310% | (245) |
| 30,062 | March 2010 | 1-Month LIBOR | 4.5260% | (212) |
| 25,328 | April 2010 | 1-Month LIBOR | 4.1640% | (413) |
| 42,954 | March 2010 | 1-Month LIBOR | 4.0910% | (760) |
| 44,113 | May 2010 | 1-Month LIBOR | 3.9900% | (925) |
| 22,037 | April 2010 | 1-Month LIBOR | 3.9880% | (457) |
| 38,293 | September 2010 | 1-Month LIBOR | 4.3980% | (421) |
| 18,698 | September 2010 | 1-Month LIBOR | 4.4300% | (190) |
| 45,174 | August 2010 | 1-Month LIBOR | 4.4865% | (378) |
| 28,336 | August 2010 | 1-Month LIBOR | 4.4210% | (290) |
| 21,666 | June 2010 | 1-Month LIBOR | 4.4870% | (180) |
| 22,818 | August 2010 | 1-Month LIBOR | 4.4900% | (192) |
| 44,776 | July 2010 | 1-Month LIBOR | 4.4290% | (455) |
| 60,985 | December 2010 | 1-Month LIBOR | 4.7710% | (78) |
| 5,433 | December 2015 | 3-Month LIBOR | 4.9618% | 8 |
| 16,870 | December 2015 | 3-Month LIBOR | 4.9670% | 32 |
| $2,943,752 | | | | $(41,170) |

*up to 6.50%

The fair value of these agreements is estimated by obtaining counterparty quotations. A positive fair value represents a liability; therefore, we currently have a net swap asset.

(13) These are two essentially offsetting interest rate caps and two essentially offsetting interest rate swaps, each with notional amounts of $32.5 million, an interest rate cap with a notional balance of $17.5 million, and four interest rate swaps with an aggregate notional amount of $19.2 million. The maturity date of the purchased swap is July 2009; the maturity date of the sold swap is July 2014, the maturity date of the $32.5 million caps is July 2038, the maturity date of the $17.5 million cap is July 2009, and the maturity dates of the latter four interest rate swaps range between November 2008 and January 2009. The fair value of these agreements is estimated by obtaining counterparty quotations.

## CONSOLIDATED BALANCE SHEETS

*(dollars in thousands, except share data)*

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Real estate securities, available for sale – Note 4 | $4,554,519 | $3,369,496 |
| Real estate securities portfolio deposit – Note 4 | – | 25,411 |
| Real estate related loans, net – Note 5 | 615,551 | 591,890 |
| Residential mortgage loans, net – Note 5 | 600,682 | 654,784 |
| Investments in unconsolidated subsidiaries – Note 3 | 29,953 | 41,230 |
| Operating real estate, net – Note 6 | 16,673 | 57,193 |
| Real estate held for sale – Note 6 | – | 12,376 |
| Cash and cash equivalents | 21,275 | 37,911 |
| Restricted cash | 268,910 | 77,974 |
| Derivative assets – Note 7 | 63,834 | 27,122 |
| Receivables and other assets | 38,302 | 37,333 |
| | $6,209,699 | $4,932,720 |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| CBO bonds payable – Note 8 | $3,530,384 | $2,656,510 |
| Other bonds payable – Note 8 | 353,330 | 222,266 |
| Notes payable – Note 8 | 260,441 | 652,000 |
| Repurchase agreements – Note 8 | 1,048,203 | 490,620 |
| Credit facility – Note 8 | 20,000 | – |
| Derivative liabilities – Note 7 | 18,392 | 39,661 |
| Dividends payable | 29,052 | 25,928 |
| Due to affiliates – Note 10 | 8,783 | 8,963 |
| Accrued expenses and other liabilities | 23,111 | 40,057 |
| | 5,291,696 | 4,136,005 |
| Commitments and contingencies – Notes 9, 10 and 11 | | – |
| **Shareholders' Equity** | | |
| Preferred stock, $0.01 par value, 100,000,000 shares authorized, 2,500,000 shares of 9.75% Series B Cumulative Redeemable Preferred Stock and 1,600,000 shares of 8.05% Series C Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, issued and outstanding (Series C issued in 2005) | 102,500 | 62,500 |
| Common stock, $0.01 par value, 500,000,000 shares authorized, 43,913,409 and 39,859,481 shares issued and outstanding at December 31, 2005 and 2004, respectively | 439 | 399 |
| Additional paid-in capital | 782,735 | 676,015 |
| Dividends in excess of earnings – Note 2 | (13,235) | (13,969) |
| Accumulated other comprehensive income – Note 2 | 45,564 | 71,770 |
| | 918,003 | 796,715 |
| | $6,209,699 | $4,932,720 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF INCOME

*(dollars in thousands, except share data)*

| YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Revenues** | | | |
| Interest income | $348,516 | $225,761 | $133,183 |
| Rental and escalation income | 6,647 | 4,744 | 4,238 |
| Gain on sale of investments, net | 20,305 | 18,314 | 13,179 |
| Other income | 2,745 | 850 | 1,484 |
| | 378,213 | 249,669 | 152,084 |
| **Expenses** | | | |
| Interest expense | 226,446 | 136,398 | 76,877 |
| Property operating expense | 2,363 | 2,575 | 2,427 |
| Loan and security servicing expense | 5,993 | 3,057 | 2,154 |
| Provision for credit losses | 8,421 | – | – |
| General and administrative expense | 4,159 | 4,597 | 3,148 |
| Management fee to affiliate – Note 10 | 13,325 | 10,620 | 6,468 |
| Incentive compensation to affiliate – Note 10 | 7,627 | 7,959 | 6,226 |
| Depreciation and amortization | 641 | 451 | 405 |
| | 268,975 | 165,657 | 97,705 |
| Income before equity in earnings of unconsolidated subsidiaries | 109,238 | 84,012 | 54,379 |
| Equity in earnings of unconsolidated subsidiaries – Note 3 | 5,930 | 12,465 | 862 |
| Income taxes on related taxable subsidiaries – Note 12 | (321) | (2,508) | – |
| Income from continuing operations | 114,847 | 93,969 | 55,241 |
| Income from discontinued operations – Note 6 | 2,108 | 4,446 | 877 |
| **Net Income** | 116,955 | 98,415 | 56,118 |
| Preferred dividends | (6,684) | (6,094) | (4,773) |
| **Income available for common stockholders** | $110,271 | $ 92,321 | $ 51,345 |
| **Net Income Per Share of Common Stock** | | | |
| **Basic** | $ 2.53 | $ 2.50 | $ 1.98 |
| **Diluted** | $ 2.51 | $ 2.46 | $ 1.96 |
| Income from continuing operations per share of common stock, after preferred dividends | | | |
| Basic | $ 2.48 | $ 2.38 | $ 1.95 |
| Diluted | $ 2.46 | $ 2.34 | $ 1.93 |
| Income (loss) from discontinued operations per share of common stock | | | |
| Basic | $ 0.05 | $ 0.12 | $ 0.03 |
| Diluted | $ 0.05 | $ 0.12 | $ 0.03 |
| **Weighted Average Number of Shares of Common Stock Outstanding** | | | |
| **Basic** | 43,671,517 | 36,943,752 | 25,898,288 |
| **Diluted** | 43,985,642 | 37,557,790 | 26,140,777 |
| **Dividends Declared Per Share of Common Stock** | $ 2.500 | $ 2.425 | $ 1.950 |

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

*(for the years ended December 31, 2005, 2004 and 2003)*

| | PREFERRED STOCK | | COMMON STOCK | | ADDITIONAL PAID IN CAPITAL | DIVIDENDS IN EXCESS OF EARNINGS | ACCUM. OTHER COMP. INCOME | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|---|
| | SHARES | AMOUNT | SHARES | AMOUNT | | | | |
| **Stockholders' equity – December 31, 2004** | 2,500,000 | $ 62,500 | 39,859,481 | $399 | $676,015 | $ (13,969) | $ 71,770 | $ 796,715 |
| Dividends declared | – | – | – | – | – | (116,221) | | (116,221) |
| Issuance of common stock | – | – | 3,300,000 | 33 | 96,449 | – | – | 96,482 |
| Issuance of common stock to directors | – | – | 2,008 | – | 67 | – | – | 67 |
| Exercise of common stock options | – | – | 751,920 | 7 | 11,687 | – | – | 11,694 |
| Issuance of preferred stock | 1,600,000 | 40,000 | – | – | (1,483) | – | – | 38,517 |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | – | – | – | 116,955 | – | 116,955 |
| Net unrealized (loss) on securities | – | – | – | – | – | – | (67,077) | (67,077) |
| Reclassification of net realized (gain) on securities into earnings | – | – | – | – | – | – | (16,015) | (16,015) |
| Foreign currency translation | – | – | – | – | – | | (1,089) | (1,089) |
| Reclassification of net realized foreign currency translation into earnings | – | – | – | – | – | – | (626) | (626) |
| Net unrealized gain on derivatives designated as cash flow hedges | – | – | – | – | – | – | 56,426 | 56,426 |
| Reclassification of net realized loss on derivatives designated as cash flow hedges into earnings | – | – | – | – | – | – | 2,175 | 2,175 |
| Total comprehensive income | | | | | | | | 90,749 |
| **Stockholders' equity – December 31, 2005** | 4,100,000 | $102,500 | 43,913,409 | $439 | $782,735 | $ (13,235) | $45,564 | $918,003 |
| **Stockholders' equity – December 31, 2003** | 2,500,000 | $ 62,500 | 31,374,833 | $314 | $451,806 | $ (14,670) | $39,413 | $539,363 |
| Dividends declared | – | – | – | – | – | (97,714) | – | (97,714) |
| Issuance of common stock | – | – | 8,375,000 | 84 | 222,721 | – | – | 222,805 |
| Issuance of common stock to directors | – | – | 2,148 | – | 60 | – | – | 60 |
| Exercise of common stock options | – | – | 107,500 | 1 | 1,428 | – | – | 1,429 |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | – | – | – | 98,415 | – | 98,415 |
| Net unrealized gain on securities | – | – | – | – | – | – | 34,088 | 34,088 |
| Reclassification of net realized (gain) on securities into earnings | – | – | – | – | – | – | (14,574) | (14,574) |
| Foreign currency translation | – | – | – | – | – | – | 1,984 | 1,984 |
| Reclassification of net realized foreign currency translation into earnings | – | – | – | – | – | – | (1,478) | (1,478) |
| Net unrealized gain on derivatives designated as cash flow hedges | – | – | – | – | – | – | 11,973 | 11,973 |
| Reclassification of net realized loss on derivatives designated as cash flow hedges into earnings | – | – | – | – | – | – | 364 | 364 |
| Total comprehensive income | | | | | | | | 130,772 |
| **Stockholders' equity – December 31, 2004** | 2,500,000 | $ 62,500 | 39,859,481 | $399 | $676,015 | $ (13,969) | $ 71,770 | $796,715 |

*(continued)*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY *(continued)*

*(for the years ended December 31, 2005, 2004 and 2003)*

| | PREFERRED STOCK | | COMMON STOCK | | ADDITIONAL PAID IN CAPITAL | DIVIDENDS IN EXCESS OF EARNINGS | ACCUM. OTHER COMP. INCOME | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|---|---|---|
| | SHARES | AMOUNT | SHARES | AMOUNT | | | | |
| **Stockholders' equity – December 31, 2002** | – | $ – | 23,488,517 | $235 | $290,935 | $(13,966) | $ 7,037 | $284,241 |
| Dividends declared | – | – | – | – | – | (56,822) | – | (56,822) |
| Issuance of preferred stock | 2,500,000 | 62,500 | – | – | (2,436) | – | – | 60,064 |
| Issuance of common stock | – | – | 7,882,276 | 79 | 163,242 | – | – | 163,321 |
| Issuance of common stock to directors | – | – | 1,540 | – | 30 | – | – | 30 |
| Exercise of common stock options | – | – | 2,500 | – | 35 | – | – | 35 |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | – | – | – | 56,118 | – | 56,118 |
| Net unrealized gain on securities | – | – | – | – | – | – | 23,670 | 23,670 |
| Reclassification of net realized (gain) on securities into earnings | – | – | – | – | – | – | (13,185) | (13,185) |
| Foreign currency translation | – | – | – | – | – | – | 4,653 | 4,653 |
| Reclassification of net realized foreign currency translation into earnings | – | – | – | – | – | – | 396 | 396 |
| Net unrealized (loss) on derivatives designated as cash flow hedges | – | – | – | – | – | – | 16,842 | 16,842 |
| Total comprehensive income | | | | | | | | 88,494 |
| **Stockholders' equity – December 31, 2003** | 2,500,000 | $62,500 | 31,374,833 | $314 | $451,806 | $(14,670) | $ 39,413 | $539,363 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
*(dollars in thousands)*

| YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Cash Flows From Operating Activities** | | | |
| Net income | $ 116,955 | $ 98,415 | $ 56,118 |
| Adjustments to reconcile net income to net cash provided by operating activities (inclusive of amounts related to discontinued operations): | | | |
| Depreciation and amortization | 818 | 2,253 | 3,085 |
| Accretion of discount and other amortization | (2,645) | 1,898 | (3,761) |
| Equity in earnings of unconsolidated subsidiaries | (5,930) | (12,465) | (862) |
| Distributions of earnings from unconsolidated subsidiaries | 5,930 | 12,465 | 862 |
| Deferred rent | (2,539) | (1,380) | (1,853) |
| Gain on sale of investments | (20,811) | (22,029) | (11,789) |
| Unrealized gain on non-hedge derivatives | (2,839) | (3,332) | (3,696) |
| Provision for credit losses | 8,421 | – | – |
| Non-cash directors' compensation | 67 | 60 | 30 |
| Change in | | | |
| Restricted cash | (7,980) | (8,137) | (2,564) |
| Receivables and other assets | 218 | (5,431) | (9,403) |
| Due to affiliates | (180) | 6,518 | 1,110 |
| Accrued expenses and other liabilities | 9,278 | 21,520 | 11,177 |
| Net cash provided by operating activities | 98,763 | 90,355 | 38,454 |
| **Cash Flows From Investing Activities** | | | |
| Purchase of real estate securities | (1,463,581) | (1,426,762) | (1,407,948) |
| Proceeds from sale of real estate securities | 60,254 | 193,246 | 255,030 |
| Deposit on real estate securities (treated as a derivative) | (57,149) | (80,311) | (59,676) |
| Purchase of and advances on loans | (584,270) | (631,728) | (685,311) |
| Proceeds from settlement of loans | 1,901 | 124,440 | 164,404 |
| Repayments of loan and security principal | 698,002 | 428,091 | 105,848 |
| Purchase of derivative instruments | – | – | (5,482) |
| Margin deposit on derivative instruments | (53,518) | – | – |
| Proceeds from sale of derivative instruments | 1,338 | – | – |
| Payments on settlement of derivative instruments | (1,112) | – | – |
| Purchase and improvement of operating real estate | (182) | (141) | (576) |
| Proceeds from sale of operating real estate | 52,333 | 71,871 | 5,331 |
| Contributions to unconsolidated subsidiaries | – | (26,789) | (30,871) |
| Distributions of capital from unconsolidated subsidiaries | 11,277 | 16,199 | 225 |
| Payment of deferred transaction costs | (39) | (280) | – |
| Net cash used in investing activities | (1,334,746) | (1,332,164) | (1,659,026) |

*(continued)*

*(dollars in thousands)*

| YEAR ENDED DECEMBER 31, | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Cash Flows From Financing Activities** | | | |
| Issuance of CBO bonds payable | $ 880,570 | $ 859,719 | $ 921,503 |
| Repayments of CBO bonds payable | (10,241) | (604) | – |
| Issuance of other bonds payable | 246,547 | – | – |
| Repayments of other bonds payable | (114,780) | (41,759) | (6,413) |
| Borrowings under notes payable | – | 614,106 | 80,000 |
| Repayments of notes payable | (391,559) | (119,407) | (906) |
| Borrowings under repurchase agreements | 815,840 | 654,254 | 663,120 |
| Repayments of repurchase agreements | (258,257) | (879,417) | (195,506) |
| Draws under credit facility | 62,000 | – | – |
| Repayments of credit facility | (42,000) | – | – |
| Issuance of common stock | 97,680 | 222,805 | 168,610 |
| Costs related to issuance of common stock | (1,198) | – | (5,289) |
| Exercise of common stock options | 11,694 | 1,429 | 35 |
| Issuance of preferred stock | 40,000 | – | 62,500 |
| Costs related to issuance of preferred stock | (1,483) | – | (2,436) |
| Dividends paid | (113,097) | (88,489) | (49,280) |
| Payment of deferred financing costs | (2,369) | (3,320) | (426) |
| Net cash provided by financing activities | 1,219,347 | 1,219,317 | 1,635,512 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (16,636) | (22,492) | 14,940 |
| **Cash and Cash Equivalents, Beginning of Period** | 37,911 | 60,403 | 45,463 |
| **Cash and Cash Equivalents, End of Period** | $ 21,275 | $ 37,911 | $ 60,403 |
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Cash paid during the period for interest expense | $ 213,070 | $ 135,172 | $ 80,522 |
| Cash paid during the period for income taxes | $ 448 | $ 2,639 | $ – |
| **Supplemental Schedule of Non-cash Investing and Financing Activities** | | | |
| Common stock dividends declared but not paid | $ 27,446 | $ 24,912 | $ 15,687 |
| Preferred stock dividends declared but not paid | $ 1,606 | $ 1,016 | $ 1,016 |
| Deposits used in acquisition of real estate securities (treated as derivatives) | $ 82,334 | $ 75,824 | $ 81,492 |
| Consolidation of ICH CMO | $ – | $ – | $ 221,773 |

See notes to consolidated financial statements.

*(dollars in tables in thousands, except per share data)*

## 1. ORGANIZATION

Newcastle Investment Corp. (and its subsidiaries, "Newcastle") is a Maryland corporation that was formed in 2002. Newcastle conducts its business through three primary segments: (i) real estate securities and real estate related loans, (ii) residential mortgage loans, and (iii) operating real estate.

*The following table presents information on shares of Newcastle's common stock issued subsequent to its formation:*

| YEAR | SHARES ISSUED | RANGE OF ISSUE PRICES(1) | NET PROCEEDS (millions) |
|---|---|---|---|
| Formation | 16,488,517 | N/A | N/A |
| 2002 | 7,000,000 | $13.00 | $80.0 |
| 2003 | 7,886,316 | $20.35–$22.85 | $163.4 |
| 2004 | 8,484,648 | $26.30–$31.40 | $224.3 |
| 2005 | 4,053,928 | $29.60 | $108.2 |
| December 31, 2005 | 43,913,409 | | |

(1) Excludes prices of shares issued pursuant to the exercise of options and shares issued to Newcastle's independent directors.

Newcastle is organized and conducts its operations to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As such, Newcastle will generally not be subject to U.S. federal corporate income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Newcastle is party to a management agreement (the "Management Agreement") with Fortress Investment Group LLC (the "Manager"), an affiliate, under which the Manager advises Newcastle on various aspects of its business and manages its day-to-day operations, subject to the supervision of Newcastle's board of directors. For its services, the Manager receives an annual management fee and incentive compensation, both as defined in the Management Agreement. For a further discussion of the Management Agreement, see Note 10.

Approximately 2.9 million shares of Newcastle's common stock were held by an affiliate of the Manager and its principals at December 31, 2005. In addition, an affiliate of the Manager held options to purchase approximately 1.2 million shares of Newcastle's common stock at December 31, 2005.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Basis of Accounting } The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of Newcastle and its consolidated subsidiaries. All significant intercompany transactions and balances have been eliminated. Newcastle consolidates those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity.

In January 2003, Financial Accounting Standards Board Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities," which explains how to identify variable interest entities and how to assess whether to consolidate such entities, was issued. As a result of this FIN, Newcastle consolidated the ICH CMO (Note 5).

In December 2003, FIN No. 46R "Consolidation of Variable Interest Entities" was issued as a modification of FIN 46. FIN 46R, which became effective in the first quarter of 2004, clarified the methodology for determining whether an entity is a variable interest entity ("VIE") and the methodology for assessing who is the primary beneficiary of a VIE. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only its primary beneficiary, which is defined as the party who will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. The application of FIN 46R did not result in a change in our accounting for any entities. Our CBO subsidiaries are considered VIEs of which we are the primary beneficiary.

For entities over which Newcastle exercises significant influence, but which do not meet the requirements for consolidation, Newcastle uses the equity method of accounting whereby it records its share of the underlying income of such entities. Newcastle owns an equity method investment in two limited liability companies (Note 3) which are investment companies and therefore maintain their financial records on a fair value basis. Newcastle has retained such accounting relative to its investments in such companies pursuant to the Emerging Issues Task Force ("EITF") Issue No. 85-12 "Retention of Specialized Accounting for Investments in Consolidation."

Certain amounts have been reclassified to conform to the current year's presentation.

Risks and Uncertainties } In the normal course of business, Newcastle encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on Newcastle's securities, loans, derivatives, and leases that results from a borrower's, derivative counterparty's or lessee's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments in securities, loans and derivatives or in real estate due to changes in interest rates, spreads or other market factors, including the value of the collateral underlying loans and securities and the valuation of real estate held by Newcastle. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other borrower information.

Newcastle invests in real estate located outside of the United States. Newcastle's non-U.S. investments are subject to the same risks associated with its United States investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Additionally, Newcastle is subject to significant tax risks. If Newcastle were to fail to qualify as a REIT in any taxable year, Newcastle would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), which could be material. In addition, if Newcastle's predecessor, Newcastle Investment Holdings Corp. ("Holdings"), failed to qualify as a REIT and Newcastle is treated as a successor to Holdings, this could cause Newcastle to likewise fail to qualify as a REIT. Unless entitled to relief under certain statutory provisions, Newcastle would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Use of Estimates } The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income } Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For Newcastle's purposes, comprehensive income represents net income, as presented in the statements of income, adjusted for unrealized gains or losses on securities available for sale and derivatives designated as cash flow hedges and net foreign currency translation adjustments.

*The following table summarizes our accumulated other comprehensive income:*

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Net unrealized gains on securities | $16,782 | $ 99,875 |
| Net unrealized gains (losses) on derivatives designated as cash flow hedges | 26,738 | (31,862) |
| Net foreign currency translation adjustments | 2,044 | 3,757 |
| Accumulated other comprehensive income | $45,564 | $ 71,770 |

## Revenue Recognition

Real Estate Securities and Loans Receivable } Newcastle invests in securities, including commercial mortgage backed securities, senior unsecured debt issued by property REITS, real estate related asset backed securities and agency residential mortgage backed securities. Newcastle also invests in loans, including real estate related loans, commercial mortgage loans, residential mortgage loans and manufactured housing loans. Newcastle determines at acquisition whether loans will be aggregated into pools based on common risk characteristics (credit quality, loan type, and date of origination or acquisition); loans aggregated into pools are accounted for as if each pool were a single loan. Loans receivable are presented in the consolidated balance sheet net of any unamortized discount (or gross of any unamortized premium) and an allowance for loan losses. Discounts or premiums are accreted into interest income on an effective yield or "interest" method, based upon a comparison of actual and expected cash flows, through the expected maturity date of the security or loan. Depending on the nature of the investment, changes to expected cash flows may result in a prospective change to yield or a retrospective change which would include a catch up adjustment. For loans acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted (nonaccretable difference). Income is not accrued on non-performing securities or loans; cash received on such securities or loans is treated as income to the extent of interest previously accrued. Interest income with respect to non-discounted securities or loans is recognized on an accrual basis. Deferred fees and costs, if any, are recognized as interest income over the terms of the securities or loans using the interest method. Upon settlement of securities and loans, the excess (or deficiency) of net proceeds over the net carrying value of such security or loan is recognized as a gain (or loss) in the period of settlement. Interest income includes prepayment penalties received of $3.2 million, $0.6 million and $0.4 million in 2005, 2004 and 2003, respectively.

Impairment of Securities and Loans } Newcastle continually evaluates securities and loans for impairment. This evaluation includes the following, as applicable: (i) review of the credit of the issuer or the borrower, (ii) review of the credit rating of the security, (iii) review of the key terms of the security or loan, (iv) review of the performance of the loan or underlying loans, including debt service coverage and loan to value ratios, (v) analysis of the value of the collateral for the loan or underlying loans, (vi) analysis of the effect of local, industry and broader economic factors, and (vii) analysis of trends in defaults and loss severities for similar loans. Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that Newcastle will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit quality or that represent beneficial interests in securitizations, when Newcastle determines that it is probable that it will be unable to collect as anticipated. For loans purchased at a discount for credit quality, if Newcastle determines that it is probable that it will collect more than previously anticipated, the yield accrued on such loan or security is adjusted upward, on a prospective basis. Upon determination of impairment, Newcastle establishes specific valuation allowances for loans or records a direct write-down for securities, through provisions for losses, based on the estimated fair value of the underlying collateral using a discounted cash flow analysis or based on observable market value. Newcastle also establishes allowances for estimated unidentified incurred losses on pools of loans. The allowance for each security or loan is maintained at a level believed adequate by management to absorb probable losses, based on periodic reviews of actual and expected losses. It is Newcastle's policy to establish an allowance for uncollectible interest on performing securities or loans that are past due more than 90 days or sooner when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Upon such a determination, those loans are deemed to be non-performing. Actual losses may differ from Newcastle's estimate.

## Expense Recognition

Interest Expense } Newcastle finances its investments using both fixed and floating rate debt, including securitizations, loans and repurchase agreements, and other financing vehicles. Certain of this debt has been issued at discounts. Discounts are accreted into interest expense on the interest method through the expected maturity date of the financing.

**Deferred Costs and Interest Rate Cap Premiums }** Deferred costs consist primarily of costs incurred in obtaining financing which are amortized into interest expense over the term of such financing using the interest method. Interest rate cap premiums, which are included in Derivative Assets, are amortized as described below.

**Derivatives and Hedging Activities }** All derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. Fair value adjustments affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. For those derivative instruments that are designated and qualify as hedging instruments, Newcastle designates the hedging instrument, based upon the exposure being hedged, as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation.

Derivative transactions are entered into by Newcastle solely for risk management purposes, except for real estate securities portfolio deposits as described in Note 4 and the total return swaps described in Note 5. Such total return swaps are essentially financings of certain reference assets which are treated as derivatives for accounting purposes. The decision of whether or not a given transaction/position (or portion thereof) is hedged is made on a case-by-case basis, based on the risks involved and other factors as determined by senior management, including restrictions imposed by the Code among others. In determining whether to hedge a risk, Newcastle may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as hedges are entered into with a view towards minimizing the potential for economic losses that could be incurred by Newcastle. Generally, all derivatives entered into are intended to qualify as hedges under GAAP, unless specifically stated otherwise. To this end, terms of hedges are matched closely to the terms of hedged items.

*Description of the risks being hedged*

1) Interest rate risk, existing debt obligations – Newcastle generally hedges the risk of interest rate fluctuations with respect to its borrowings, regardless of the form of such borrowings, which require payments based on a variable interest rate index. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate). In order to reduce such risks, Newcastle may enter into swap agreements whereby Newcastle would receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to fixed rate. Newcastle may also enter into cap agreements whereby, in exchange for a premium, Newcastle would be reimbursed for interest paid in excess of a certain cap rate.

2) Interest rate risk, anticipated transactions – Newcastle may hedge the aggregate risk of interest rate fluctuations with respect to anticipated transactions, primarily anticipated borrowings. The primary risk involved in an anticipated borrowing is that interest rates may increase between the date the transaction becomes probable and the date of consummation. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate). This is generally accomplished through the use of interest rate swaps.

3) Interest rate risk, fair value of investments – Newcastle occasionally hedges the fair value of investments acquired outside of its warehouse agreements (Note 4) prior to such investments being included in a CBO financing (Note 8). The primary risk involved is the risk that the fair value of such an investment will change between the acquisition date and the date the terms of the related financing are "locked in." Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate). This is generally accomplished through the use of interest rate swaps.

*Cash flow hedges*

Newcastle has employed interest rate swaps primarily in two ways: (i) to hedge its exposure to changes in market interest rates with respect to its floating rate debt and (ii) to hedge anticipated financings. Interest on $342.4 million and $2,941.7 million in principal amount of Newcastle's floating rate debt was designated as the hedged items to interest rate cap and swap agreements, respectively, at December 31, 2005.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including (1) the items to be hedged expose Newcastle to interest rate risk, (2) the interest rate swaps or caps are highly effective in reducing Newcastle's exposure to interest rate risk, and (3) with respect to an anticipated transaction, such transaction is probable. Correlation and effectiveness are periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss, and net payments received or made, on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. Ineffectiveness of approximately $0.2 million and ($0.1 million) of gain (loss) was recorded in 2005 and 2004, respectively, to Other Income. No material ineffectiveness was recorded during the year ended December 31, 2003. The premiums paid for interest rate caps, treated as cash flow hedges, are amortized into interest expense based on the estimated value of such cap for each period covered by such cap.

With respect to interest rate swaps which have been designated as hedges of anticipated financings, periodic net payments are recognized currently as adjustments to interest expense; any gain or loss from fluctuations in the fair value of the interest rate swaps is recorded as a deferred hedge gain or loss in accumulated other comprehensive income and treated as a component of the anticipated transaction. In the event the anticipated refinancing failed to occur as expected, the deferred hedge credit or charge would be recognized currently in income. Newcastle's hedges of such refinancing were terminated upon the consummation of such refinancing.

As of December 31, 2005 and 2004, $(3.5 million) and $(5.5 million), of such (losses) were deferred, net of amortization, respectively.

During 2004 and 2005, Newcastle dedesignated certain of its hedge derivatives, and in some cases redesignated all or a portion thereof as hedges. As a result of these dedesignations, in the cases where the originally hedged items were still owned by Newcastle, the unrealized loss was recorded in OCI as a deferred hedge loss and is being amortized over the life of the hedged item. In the cases where the dedesignation resulted in immediate recognition, Newcastle recognized $0.3 million of gain. As of December 31, 2005 and 2004, $0.2 million and $0.4 million of such loss was deferred, net of amortization, respectively.

*Fair Value Hedges*

At December 31, 2005, Newcastle owned two interest rate swaps designated as fair value hedges of fixed rate investments with an aggregate notional amount of $2.1 million. Any unrealized gains or losses, as well as net payments received or made, on these derivative instruments are recorded currently in income, as are any unrealized gains or losses on the associated hedged items related to changes in interest rates.

With respect to interest rate swaps which were designated as hedges of the fair value of lease payments, periodic net payments and any gain or loss from fluctuations in the fair value of the interest rate swaps were capitalized to accumulated other comprehensive income and are being recognized over the term of the leases as adjustments to rental income. Newcastle's hedge of such payments was terminated in 1999. As of December 31, 2005 and 2004, $0.1 million and $1.0 million of such losses were deferred, net of amortization, respectively.

*Classification*

Newcastle expects to reclassify approximately $1.0 million of net loss on derivative instruments from accumulated other comprehensive income to earnings during the twelve months ending December 31, 2006 due to amortization of net deferred hedge losses.

*Newcastle's derivatives are recorded on its balance sheet as follows (excluding the real estate securities portfolio deposit, which is reported separately):*

| | 2005 | 2004 |
|---|---|---|
| Derivative Assets | | |
| Interest rate caps(A) | $ 2,145 | $ 3,554 |
| Interest rate swaps(A) | 56,829 | 21,001 |
| Total return swaps | 3,096 | 399 |
| Non-hedge derivatives(B) | 1,764 | 2,168 |
| | $63,834 | $27,122 |
| Derivative Liabilities | | |
| Interest rate swaps(A) | $15,659 | $34,240 |
| Interest payable | 1,059 | 2,457 |
| Non-hedge derivatives(B) | 1,674 | 2,964 |
| | $18,392 | $39,661 |

*(A)* Treated as hedges
*(B)* Interest rate swaps and caps

Unrealized gains (losses) related to real estate securities portfolio deposits of ($0.7 million) and $0.6 million, related to total return swaps of $2.1 million and $0.2 million, and related to other non-hedge derivatives of $1.0 million and $0.0 million, were recorded in Other Income in 2005 and 2004, respectively.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, such swaps and caps has been recognized currently in Other Income.

Newcastle's derivative financial instruments contain credit risk to the extent that its bank counterparties may be unable to meet the terms of the agreements. Newcastle minimizes such risk by limiting its counterparties to highly rated major financial institutions with good credit ratings. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored..Management does not expect any material losses as a result of default by other parties. Newcastle does not require collateral; however, Newcastle does call margin from its counterparties when applicable.

Management Fees and Incentive Compensation to Affiliate } These represent amounts due to the Manager pursuant to the Management Agreement. For further information on the Management Agreement, see Note 10.

### Balance Sheet Measurement

Investment in Real Estate Securities } Newcastle has classified its investments in securities as available for sale. Securities available for sale are carried at market value with the net unrealized gains or losses reported as a separate component of accumulated other comprehensive income. At disposition, the net realized gain or loss is determined on the basis of the cost of the specific investments and is included in earnings. Unrealized losses on securities are charged to earnings if they reflect a decline in value that is other than temporary. A decline in value is considered other than temporary if either (a) it is deemed probable that Newcastle will be unable to collect all amounts anticipated to be collected at acquisition, or (b) Newcastle does not have the ability and intent to hold such investment until a forecasted market price recovery.

Investment in Loans } Loans receivable are presented net of any unamortized discount (or gross of any unamortized premium), including any fees received, and an allowance for loan losses. All of Newcastle's loans receivable are classified as held for investment.

Investment in Operating Real Estate } Operating real estate is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis. Buildings are depreciated over 40 years. Major improvements are capitalized and depreciated over their estimated useful lives. Fees and costs incurred in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases. Expenditures for repairs and maintenance are expensed as incurred. Newcastle reviews its real estate assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets to be disposed of by sale, which meet certain criteria, are reclassified to Real Estate Held for Sale and measured at the lower of their carrying amount or fair value less costs of sale. The results of operations for such an asset, assuming such asset qualifies as a "component of an entity" as defined, are retroactively reclassified to Income (Loss) from Discontinued Operations for all periods presented.

**Foreign Currency Investments** } Assets and liabilities relating to foreign investments are translated using exchange rates as of the end of each reporting period. The results of Newcastle's foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included as a component of accumulated other comprehensive income until realized.

**Cash and Cash Equivalents and Restricted Cash** } Newcastle considers all highly liquid short-term investments with maturities of 90 days or less when purchased to be cash equivalents. Substantially all amounts on deposit with major financial institutions exceed insured limits.

*Restricted cash consisted of:*

| DECEMBER 31, | 2005 | 2004 |
|---|---|---|
| Held in CBO structures pending reinvestment (Note 8) | $173,438 | $44,719 |
| Total return swap margin accounts | 72,427 | 18,190 |
| Bond sinking funds | 9,532 | 207 |
| Trustee accounts | 9,047 | 9,652 |
| Reserve accounts | 2,558 | 2,084 |
| Derivative margin accounts | 1,908 | 2,573 |
| Restricted property operating accounts | – | 549 |
| | $268,910 | $77,974 |

**Stock Options** } Newcastle accounts for stock options granted in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" as revised in December 2004 and amended by EITF Issue No. 96–18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Loans or Services." The fair value of the options issued as compensation to the Manager for its successful efforts in raising capital for Newcastle in 2005, 2004 and 2003 was recorded as an increase in stockholders' equity with an offsetting reduction of capital proceeds received. Options granted to Newcastle's directors were accounted for using the fair value method.

**Preferred Stock** } In March 2003, Newcastle issued 2.5 million shares ($62.5 million face amount) of its 9.75% Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred") for net proceeds of approximately $60.1 million. In October 2005, Newcastle issued 1.6 million shares ($40.0 million face amount) of its 8.05% Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred") for net proceeds of approximately $38.5 million. The Series B Preferred and Series C Preferred are non-voting, have a $25 per share liquidation preference, no maturity date and no mandatory redemption. Newcastle has the option to redeem the Series B Preferred beginning in March 2008 and the Series C Preferred beginning in October 2010 at their face amount.

In connection with the issuance of the Series B Preferred Stock and Series C Preferred Stock, Newcastle incurred approximately $2.4 million and $1.5 million of costs, respectively, which were netted against the proceeds of such offerings. If either series of preferred stock were redeemed, the related costs would be recorded as an adjustment to income available for common stockholders at that time.

**Accretion of Discount and Other Amortization** } As reflected on the Consolidated Statements of Cash Flow, this item is comprised of the following:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Accretion of net discount on securities and loans | $(13,432) | $(4,282) | $(4,532) |
| Amortization of net discount on debt obligations | 4,574 | 4,132 | 3,800 |
| Amortization of deferred financing costs and interest rate cap premiums | 4,417 | 3,979 | 1,531 |
| Amortization of net deferred hedge gains and losses – debt | 1,587 | (2,118) | (4,752) |
| Amortization of deferred hedge loss – leases | 209 | 187 | 192 |
| | $ (2,645) | $ 1,898 | $(3,761) |

**Accounting Treatment for Certain Investments Financed with Repurchase Agreements** } Newcastle owned $323.2 million of assets purchased from particular counterparties which are financed via $287.5 million of repurchase agreements with the same counterparties at December 31, 2005. Currently, Newcastle records such assets and the related financings gross on its balance sheet, and the corresponding interest income and interest expense gross on its income statement. In addition, if the asset is a security, any change in fair value is reported through other comprehensive income (since it is considered "available for sale").

However, in a transaction where assets are acquired from and financed under a repurchase agreement with the same counterparty, the acquisition may not qualify as a sale from the seller's perspective; in such cases, the seller may be required to continue to consolidate the assets sold to Newcastle, based on their "continuing involvement" with such investments. The result is that Newcastle may be precluded from presenting the assets gross on its balance sheet as it currently does, and may instead be required to treat its net investment in such assets as a derivative.

If it is determined that these transactions should be treated as investments in derivatives, the interest rate swaps entered into by Newcastle to hedge its interest rate exposure with respect to these transactions would no longer qualify for hedge accounting, but would, as the underlying asset transactions, also be marked to market through the income statement.

This potential change in accounting treatment does not affect the economics of the transactions but does affect how the transactions are reported in Newcastle's financial statements. Newcastle's cash flows, its liquidity and its ability to pay a dividend would be unchanged, and Newcastle does not believe its taxable income would be affected. Newcastle's net income and net equity would not be materially affected. In addition, this would not affect Newcastle's status as a REIT or cause it to fail to qualify for its Investment Company Act exemption. Management understands that this issue has been submitted to accounting standard setters for resolution. If Newcastle were to change its current accounting treatment for these transactions, its total assets and total liabilities would each be reduced by $287.9 million and $240.4 million at December 31, 2005 and 2004, respectively.

## 3. INFORMATION REGARDING BUSINESS SEGMENTS AND UNCONSOLIDATED SUBSIDIARIES

Newcastle conducts its business through three primary segments: real estate securities and real estate related loans, residential mortgage loans and operating real estate. Details of Newcastle's investments in such segments can be found in Notes 4, 5 and 6.

The unallocated portion consists primarily of interest on short-term investments, general and administrative expenses, and management fees and incentive compensation pursuant to the Management Agreement.

*Summary financial data on Newcastle's segments is given below, together with a reconciliation to the same data for Newcastle as a whole:*

| | REAL ESTATE SECURITIES AND REAL ESTATE RELATED LOANS | RESIDENTIAL MORTGAGE LOANS | OPERATING REAL ESTATE | UNALLOCATED | TOTAL |
|---|---|---|---|---|---|
| **December 31, 2005 and the Year then Ended** | | | | | |
| Gross revenues | $ 321,889 | $ 48,844 | $ 6,772 | $ 708 | $ 378,213 |
| Operating expenses | (4,163) | (10,384) | (2,456) | (24,885) | (41,888) |
| Operating income (loss) | 317,726 | 38,460 | 4,316 | (24,177) | 336,325 |
| Interest expense | (196,026) | (29,754) | (251) | (415) | (226,446) |
| Depreciation and amortization | – | – | (528) | (113) | (641) |
| Equity in earnings of unconsolidated subsidiaries(A) | 3,328 | – | 2,281 | – | 5,609 |
| Income (loss) from continuing operations | 125,028 | 8,706 | 5,818 | (24,705) | 114,847 |
| Income (loss) from discontinued operations | – | – | 2,108 | – | 2,108 |
| Net income (loss) | $ 125,028 | $ 8,706 | $ 7,926 | $(24,705) | $ 116,955 |
| Revenue derived from non-US sources: | | | | | |
| Canada | $ – | $ – | $ 12,157 | $ – | $ 12,157 |
| Belgium | $ – | $ – | $ 125 | $ – | $ 125 |
| Total assets | $5,544,818 | $606,320 | $ 36,306 | $ 22,255 | $6,209,699 |
| Long-lived assets outside the US: | | | | | |
| Canada | $ – | $ – | $ 16,673 | $ – | $ 16,673 |
| **December 31, 2004 and the Year then Ended** | | | | | |
| Gross revenues | $ 225,236 | $ 19,135 | $ 4,745 | $ 553 | $ 249,669 |
| Operating expenses | (828) | (2,319) | (2,678) | (22,983) | (28,808) |
| Operating income (loss) | 224,408 | 16,816 | 2,067 | (22,430) | 220,861 |
| Interest expense | (124,930) | (10,863) | (605) | – | (136,398) |
| Depreciation and amortization | – | – | (445) | (6) | (451) |
| Equity in earnings of unconsolidated subsidiaries(A) | 3,767 | – | 6,190 | – | 9,957 |
| Income (loss) from continuing operations | 103,245 | 5,953 | 7,207 | (22,436) | 93,969 |
| Income (loss) from discontinued operations | – | – | 4,446 | – | 4,446 |
| Net income (loss) | $ 103,245 | $ 5,953 | $ 11,653 | $(22,436) | $ 98,415 |
| Revenue derived from non-US sources: | | | | | |
| Canada | $ – | $ – | $ 13,203 | $ – | $13,203 |
| Belgium | $ – | $ – | $ 10,602 | $ – | $10,602 |
| Total assets | $4,136,203 | $658,643 | $108,322 | $ 29,552 | $4,932,720 |
| Long-lived assets outside the US: | | | | | |
| Canada | $ – | $ – | $ 57,193 | $ – | $ 57,193 |
| Belgium | $ – | $ – | $ 12,376 | $ – | $ 12,376 |

*(A)* Net of income taxes on related taxable subsidiaries.

| | REAL ESTATE SECURITIES AND REAL ESTATE RELATED LOANS | RESIDENTIAL MORTGAGE LOANS | OPERATING REAL ESTATE | UNALLOCATED | TOTAL |
|---|---|---|---|---|---|
| **December 31, 2003 and the Year then Ended** | | | | | |
| Gross revenues | $ 134,348 | $ 12,892 | $ 4,264 | $ 580 | $ 152,084 |
| Operating expenses | (821) | (1,506) | (2,493) | (15,603) | (20,423) |
| Operating income (loss) | 133,527 | 11,386 | 1,771 | (15,023) | 131,661 |
| Interest expense | (70,192) | (6,162) | (523) | – | (76,877) |
| Depreciation and amortization | – | – | (405) | – | (405) |
| Equity in earnings of unconsolidated subsidiaries(A) | 861 | – | – | 1 | 862 |
| Income (loss) from continuing operations | 64,196 | 5,224 | 843 | (15,022) | 55,241 |
| Income (loss) from discontinued operations | – | – | 877 | – | 877 |
| Net income (loss) | $ 64,196 | $ 5,224 | $ 1,720 | $(15,022) | $ 56,118 |
| Revenue derived from non-US sources: | | | | | |
| Canada | $ – | $ – | $ 16,940 | $ – | $ 16,940 |
| Belgium | $ – | $ – | $ 5,999 | $ – | $ 5,999 |
| Total assets | $2,756,262 | $587,831 | $146,635 | $ 59,571 | $3,550,299 |
| Long-lived assets outside the US: | | | | | |
| Canada | $ – | $ – | $ 54,250 | $ – | $ 54,250 |
| Belgium | $ – | $ – | $ 78,149 | $ – | $ 78,149 |

*(A)* Net of income taxes on related taxable subsidiaries.

## Unconsolidated Subsidiaries

Newcastle has two unconsolidated subsidiaries which it accounts for under the equity method.

*The following table summarizes the activity affecting the equity held by Newcastle in unconsolidated subsidiaries:*

| | OPERATING REAL ESTATE SUBSIDIARY | REAL ESTATE LOAN SUBSIDIARY |
|---|---|---|
| **Balance at December 31, 2003** | $ – | $ 30,640 |
| Contributions to unconsolidated subsidiaries | 26,789 | – |
| Distributions from unconsolidated subsidiaries | (17,709) | (10,955) |
| Equity in earnings of unconsolidated subsidiaries | 8,698 | 3,767 |
| **Balance at December 31, 2004** | $ 17,778 | $ 23,452 |
| Contributions to unconsolidated subsidiaries | – | – |
| Distributions from unconsolidated subsidiaries | (8,229) | (8,978) |
| Equity in earnings of unconsolidated subsidiaries | 2,602 | 3,328 |
| **Balance at December 31, 2005** | $ 12,151 | $ 17,802 |

*Summarized financial information related to Newcastle's unconsolidated subsidiaries was as follows:*

| DECEMBER 31, | OPERATING REAL ESTATE SUBSIDIARY(A)(B) 2005 | 2004 | REAL ESTATE LOAN SUBSIDIARY (A)(C) 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Assets | $ 77,758 | $ 89,222 | $35,806 | $47,170 | $61,628 |
| Liabilities | (53,000) | (53,000) | – | – | – |
| Minority interest | (455) | (666) | (202) | (266) | (348) |
| Equity | $ 24,303 | $ 35,556 | $35,604 | $46,904 | $61,280 |
| Equity held by Newcastle(D) | $ 12,151 | $ 17,778 | $17,802 | $23,452 | $30,640 |

| | 2005 | 2004 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Revenues | $10,196 | $25,011 | $6,738 | $7,852 | $1,885 |
| Expenses | (4,896) | (7,159) | (42) | (111) | (152) |
| Minority interest | (97) | (328) | (39) | (44) | (10) |
| Net income | $ 5,203 | $17,524 | $6,657 | $7,697 | $1,723 |
| Newcastle's equity in net income(D) | $ 2,602 | $ 8,698 | $3,328 | $3,767 | $ 862 |

*(A)* The unconsolidated subsidiaries' summary financial information is presented on a fair value basis, consistent with their internal basis of accounting.
*(B)* Included in the operating real estate segment.
*(C)* Included in the real estate securities and real estate related loans segment.
*(D)* With respect to the operating real estate subsidiary, $0.8 million and $7.2 million of Newcastle's equity in net income was derived from the company holding assets available for sale in 2005 and 2004, respectively, while $1.8 million and $1.5 million of Newcastle's equity in net income was derived from the company holding assets for investment in 2005 and 2004, respectively. As of December 31, 2004, $5.6 million of the equity held by Newcastle related to the company holding assets available for sale and $12.2 million related to the company holding assets for investment. As of December 31, 2005, all of the equity held by Newcastle related to the company holding assets for investment. This subsidiary is more fully described below.

### Operating Real Estate Subsidiary

In March 2004 Newcastle purchased a 49% interest in a portfolio of convenience and retail gas stores located throughout the southeastern and southwestern regions of the U.S. The properties are subject to a sale-leaseback arrangement under long-term triple net leases with a 15 year minimum term. Circle K Stores Inc. ("Tenant"), an indirect wholly owned subsidiary of Alimentation Couche-Tard Inc. ("ACT"), is the counterparty under the leases. ACT guarantees the obligations of Tenant under the leases. Newcastle structured this transaction through a joint venture in two limited liability companies with a private investment fund managed by an affiliate of its manager, pursuant to which such affiliate co-invested on equal terms. One company held assets available for sale, the last of which was sold in September 2005, and one holds assets for investment.

In October 2004, the investment's initial financing was refinanced with a nonrecourse term loan ($53.0 million outstanding at December 31, 2005), which bears interest at a fixed rate of 6.04%. The required payments under the loan consist of interest only during the first two years, followed by a 25-year amortization schedule with a balloon payment due in October 2014. Newcastle has no additional capital commitment to the limited liability companies.

### Real Estate Loan Subsidiary

In November 2003, Newcastle and a private investment fund managed by an affiliate of the Manager co-invested and each indirectly own an approximately 38% interest in DBNC Peach Manager LLC, a limited liability company that has acquired a pool of franchise loans collateralized by fee and leasehold interests and other assets from a third party financial institution. The remaining approximately 24% interest in the limited liability company is owned by the above-referenced third party financial institution. Newcastle has no additional capital commitment to the limited liability company.

Each of these limited liability companies is an investment company and therefore maintains its financial records on a fair value basis. Newcastle has retained such accounting relative to its investment in such limited liability companies, which are accounted for under the equity method at fair value.

## 4. REAL ESTATE SECURITIES

*The following is a summary of Newcastle's real estate securities at December 31, 2005 and 2004, all of which are classified as available for sale and are therefore marked to market through other comprehensive income.*

### December 31, 2005

| ASSET TYPE | CURRENT FACE AMOUNT | AMORTIZED COST BASIS | GROSS UNREALIZED GAINS | GROSS UNREALIZED LOSSES | CARRYING VALUE | NUMBER OF SECURITIES | WEIGHTED AVERAGE S&P EQUIVALENT RATING | WEIGHTED AVERAGE COUPON | WEIGHTED AVERAGE YIELD | WEIGHTED AVERAGE MATURITY *(years)* |
|---|---|---|---|---|---|---|---|---|---|---|
| CMBS – Conduit | $1,455,345 | $1,397,868 | $26,367 | $(26,906) | $1,397,329 | 197 | BBB- | 5.84% | 6.61% | 7.87 |
| CMBS – Large Loan | 578,331 | 575,444 | 9,096 | (377) | 584,163 | 61 | BBB- | 6.64% | 6.75% | 2.10 |
| CMBS – B-Note | 180,201 | 176,228 | 4,732 | (329) | 180,631 | 32 | BBB- | 6.62% | 6.95% | 5.97 |
| Unsecured REIT Debt | 916,262 | 931,777 | 20,804 | (9,835) | 942,746 | 99 | BBB- | 6.34% | 5.96% | 6.95 |
| ABS – Manufactured Housing | 178,915 | 162,410 | 2,422 | (1,766) | 163,066 | 10 | A- | 7.12% | 8.65% | 6.64 |
| ABS – Home Equity | 525,004 | 523,363 | 3,429 | (2,315) | 524,477 | 89 | B | 6.03% | 6.10% | 3.16 |
| ABS – Franchise | 70,837 | 69,732 | 1,113 | (1,223) | 69,622 | 18 | BBB+ | 6.66% | 8.12% | 5.14 |
| Agency RMBS | 698,322 | 700,912 | 145 | (8,572) | 692,485 | 19 | AAA | 4.76% | 4.67% | 4.90 |
| Total/Average[(A)] | $4,603,217 | $4,537,734 | $68,108 | $(51,323) | $4,554,519 | 525 | BBB+ | 5.99% | 6.25% | 5.81 |

*(A)* The total current face amount of fixed rate securities was $3,584.4 million, and of floating rate securities was $1,018.8 million.

Unrealized losses that are considered other than temporary are recognized currently in income. There were no such losses incurred during the years ended December 31, 2005, 2004, or 2003. The unrealized losses on Newcastle's securities are primarily the result of market factors, rather than credit impairment, and Newcastle believes their carrying values are fully recoverable over their expected holding period. None of the securities were in default or delinquent as of December 31, 2005. Newcastle has performed credit analyses (described in Note 2) in relation to such securities which support its belief that the carrying values of such securities are fully recoverable over their expected holding period. Although management expects to hold these securities until their recovery, there is no assurance that such securities will not be sold or at what price they may be sold.

| ASSET TYPE | CURRENT FACE AMOUNT | AMORTIZED COST BASIS | GROSS UNREALIZED GAINS | GROSS UNREALIZED LOSSES | CARRYING VALUE | NUMBER OF SECUR-ITIES | WEIGHTED AVERAGE S&P EQUIVA-LENT RATING | WEIGHTED AVERAGE COUPON | WEIGHTED AVERAGE YIELD | WEIGHTED AVERAGE MATURITY *(years)* |
|---|---|---|---|---|---|---|---|---|---|---|
| **Securities in an Unrealized Loss Position** | | | | | | | | | | |
| Less than Twelve Months | $2,212,833 | $2,201,085 | $ – | $(38,770) | $2,162,315 | 264 | A- | 5.65% | 5.67% | 6.20 |
| Twelve or More Months | 274,127 | 279,868 | – | (12,756) | 267,112 | 42 | BBB+ | 5.71% | 5.32% | 7.15 |
| Total | $2,486,960 | $2,480,953 | $ – | $(51,526) | $2,429,427 | 306 | A- | 5.66% | 5.63% | 6.31 |

December 31, 2004

| ASSET TYPE | CURRENT FACE AMOUNT | AMORTIZED COST BASIS | GROSS UNREALIZED GAINS | GROSS UNREALIZED LOSSES | CARRYING VALUE | NUMBER OF SECUR-ITIES | WEIGHTED AVERAGE S&P EQUIVA-LENT RATING | WEIGHTED AVERAGE COUPON | WEIGHTED AVERAGE YIELD | WEIGHTED AVERAGE MATURITY *(years)* |
|---|---|---|---|---|---|---|---|---|---|---|
| CMBS – Conduit | $1,024,762 | $ 995,194 | $ 54,506 | $ (7,240) | $1,042,460 | 162 | BBB- | 6.17% | 6.80% | 7.53 |
| CMBS – Large Loan | 583,758 | 580,383 | 9,781 | (168) | 589,996 | 68 | BBB | 5.16% | 5.41% | 2.35 |
| CMBS – B-Note | 173,587 | 170,884 | 2,614 | (379) | 173,119 | 28 | BB+ | 6.31% | 6.58% | 6.12 |
| Unsecured REIT Debt | 735,402 | 750,489 | 38,433 | (3,200) | 785,722 | 90 | BBB- | 6.51% | 6.15% | 7.34 |
| ABS – Manufactured Housing | 221,803 | 198,181 | 5,328 | (4,494) | 199,015 | 11 | B | 7.10% | 8.83% | 5.67 |
| ABS – Home Equity | 298,934 | 297,083 | 3,072 | (83) | 300,072 | 44 | A- | 4.16% | 4.29% | 4.06 |
| ABS – Franchise | 77,825 | 75,631 | 2,493 | (540) | 77,584 | 17 | BBB+ | 7.13% | 8.79% | 5.25 |
| Agency RMBS | 199,182 | 201,803 | – | (275) | 201,528 | 3 | AAA | 4.69% | 4.41% | 3.35 |
| Total/Average(A) | $3,315,253 | $3,269,648 | $116,227 | $(16,379) | $3,369,496 | 423 | BBB | 5.89% | 6.19% | 5.76 |

*(A)* The total current face amount of fixed rate securities was $2,472.1 million, and of floating rate securities was $843.2 million.

*The following is a reconciliation of real estate securities:*

| | CURRENT FACE AMOUNT | MARKET (DISCOUNT)/ PREMIUM | LOSS ALLOWANCE | AMORTIZED COST BASIS |
|---|---|---|---|---|
| **December 31, 2003** | $2,173,538 | $(61,173) | $ – | $2,112,365 |
| Purchases | 1,500,549 | 4,084 | – | 1,504,633 |
| Collection of principal | (181,008) | – | – | (181,008) |
| Cost of securities sold | (177,826) | 4,677 | – | (173,149) |
| Accretion | – | 6,807 | – | 6,807 |
| **December 31, 2004** | $3,315,253 | $(45,605) | $ – | $3,269,648 |
| Purchases | 1,895,580 | (45,385) | – | 1,850,195 |
| Collection of principal | (382,872) | – | – | (382,872) |
| Cost of securities sold | (224,744) | 18,912 | – | (205,832) |
| Accretion | – | 6,595 | – | 6,595 |
| **December 31, 2005** | $4,603,217 | $(65,483) | $ – | $4,537,734 |

During 2005 and 2004, Newcastle recorded gross realized gains of approximately $24.0 million and $20.0 million, respectively, and gross realized losses of approximately $3.4 million and $0.0 million, respectively, related to the sale of real estate securities.

The securities are encumbered by the CBO bonds payable and by repurchase agreements (Note 8) at December 31, 2005.

Newcastle enters into short-term warehouse agreements pursuant to which it makes deposits with major investment banks for the right to purchase commercial mortgage backed securities, unsecured REIT debt, real estate related loans and real estate related asset backed securities for its real estate securities portfolios, prior to their being financed with CBOs. These agreements are treated as non-hedge derivatives for accounting purposes and are therefore marked to market through current income. The cost to Newcastle if the related CBO is not consummated is limited, except where the non-consummation results from Newcastle's gross negligence, willful misconduct or breach of contract, to payment of the Net Loss, if any, as defined, up to the related deposit, less any Excess Carry Amount, as defined, earned on such deposit. The income recorded on these agreements was approximately $2.4 million, $3.1 million, and $3.6 million in 2005, 2004 and 2003, respectively.

## 5. REAL ESTATE RELATED LOANS AND RESIDENTIAL MORTGAGE LOANS

*The following is a summary of real estate related loans and residential mortgage loans. The loans contain various terms, including fixed and floating rates, self-amortizing and interest only. They are generally subject to prepayment.*

| | DECEMBER 31, | | | | DECEMBER 31, 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 | | | WEIGHTED AVERAGE | DELIN-QUENT |
| LOAN TYPE | CURRENT FACE AMOUNT | | CARRYING VALUE(C) | | LOAN COUNT | WEIGHTED AVERAGE YIELD | MATURITY (YEARS)(D) | CARRYING AMOUNT(E) |
| B-Notes | $ 72,173 | $132,777 | $ 72,520 | $133,344 | 13 | 8.46% | 2.40 | $ – |
| Mezzanine Loans(A) | 302,740 | 80,000 | 302,816 | 80,052 | 8 | 8.44% | 1.94 | – |
| Bank Loans | 56,274 | 146,909 | 56,563 | 146,909 | 3 | 6.58% | 2.51 | – |
| Real Estate Loans | 23,082 | 29,555 | 22,364 | 28,911 | 1 | 20.02% | 2.00 | – |
| ICH Loans(B) | 165,514 | 205,147 | 161,288 | 202,674 | 96 | 8.64% | 1.55 | 22,136 |
| Total Real Estate Related Loans | $619,783 | $594,388 | $615,551 | $591,890 | 121 | 8.74% | 1.94 | $22,136 |
| Residential Loans | $326,100 | $645,381 | $333,226 | $654,784 | 919 | 4.79% | 2.73 | $ 3,699 |
| Manufactured Housing Loans | 284,870 | – | 267,456 | – | 7,067 | 7.84% | 5.78 | 2,927 |
| Total Residential Mortgage Loans | $610,970 | $645,381 | $600,682 | $654,784 | 7,986 | 6.15% | 4.15 | $ 6,626 |

(A) One of these loans has a contractual exit fee which Newcastle will begin to accrue if and when management believes it is probable that such exit fee will be received. These loans are comprised of the following:

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| $ 50,000 | $50,000 | $ 50,003 | $50,008 | 1 | 7.10% | 0.71 | $ – |
| 38,000 | – | 38,016 | – | 1 | 8.51% | 1.81 | – |
| 100,000 | – | 100,052 | – | 1 | 7.60% | 2.53 | – |
| 58,630 | – | 58,662 | – | 1 | 8.87% | 1.70 | – |
| 56,110 | 30,000 | 56,083 | 30,044 | 4 | 10.64% | 2.32 | – |
| $302,740 | $80,000 | $302,816 | $80,052 | 8 | 8.44% | 1.94 | $ – |

(B) In October 2003, pursuant to FIN No. 46, Newcastle consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. This investment, which is referred to as ICH, was previously treated as a non-consolidated residual interest in such securitization. The primary effect of the consolidation is the requirement that Newcastle reflect the gross loan assets and gross bonds payable of this entity in its financial statements.

(C) The aggregate United States federal income tax basis for such assets at December 31, 2005 was approximately equal to their book basis.

(D) The weighted average maturity for the residential loan portfolio and the manufactured housing loan portfolio were calculated based on constant prepayment rates (CPR) of approximately 30% and 10%, respectively.

(E) This face amount of loans is 60 or more days delinquent. $14.8 million of the delinquent ICH Loans were transferred out of the securitization trust and the related properties were foreclosed on in 2006.

*The following is a reconciliation of real estate related loans and residential mortgage loans.*

| | REAL ESTATE RELATED LOANS | | | | RESIDENTIAL MORTGAGE LOANS | | | |
|---|---|---|---|---|---|---|---|---|
| | CURRENT FACE AMOUNT | MARKET (DISCOUNT)/ PREMIUM | LOSS ALLOWANCE | CARRYING VALUE | CURRENT FACE AMOUNT | MARKET (DISCOUNT)/ PREMIUM | LOSS ALLOWANCE | CARRYING VALUE |
| **Balance at December 31, 2003** | $ 405,308 | $ (49) | $(2,475) | $ 402,784 | $ 578,330 | $ 8,007 | $ (100) | $ 586,237 |
| Purchases/advances | 281,340 | 15 | – | 281,355 | 347,318 | 3,055 | – | 350,373 |
| Collections of principal | (92,425) | – | 2 | (92,423) | (154,660) | – | – | (154,660) |
| Cost of loans sold | – | – | – | – | (125,607) | 874 | – | (124,733) |
| Accretion | 165 | 9 | – | 174 | – | (2,533) | – | (2,533) |
| Loss allowance | – | – | – | – | – | – | 100 | 100 |
| **Balance at December 31, 2004** | $ 594,388 | $ (25) | $(2,473) | $ 591,890 | $ 645,381 | $ 9,403 | $ – | $ 654,784 |
| Purchases/advances | 341,676 | (505) | – | 341,171 | 327,855 | (18,150) | – | 309,705 |
| Collections of principal | (319,830) | – | – | (319,830) | (359,905) | – | – | (359,905) |
| Accretion | – | 524 | – | 524 | – | 1,666 | – | 1,666 |
| Paid-in-kind interest | 4,648 | – | – | 4,648 | – | – | – | – |
| Loss allowance | – | – | (2,852) | (2,852) | – | – | (5,568) | (5,568) |
| Realized losses | (1,099) | – | 1,099 | – | (2,361) | – | 2,361 | – |
| **Balance at December 31, 2005** | $ 619,783 | $ (6) | $(4,226) | $ 615,551 | $ 610,970 | $ (7,081) | $(3,207) | $ 600,682 |

Newcastle has entered into arrangements with a major investment bank to finance certain loans whereby Newcastle receives the sum of all interest, fees and any positive change in value amounts (the total return cash flows) from a reference asset with a specified notional amount, and pays interest on such notional plus any negative change in value amounts from such asset. These agreements are recorded in Derivative Assets and treated as non-hedge derivatives for accounting purposes and are therefore marked to market through income. Net interest received is recorded to Interest Income and the mark to market is recorded to Other Income. If Newcastle owned the reference assets directly, they would not be marked to market. Under the agreements, Newcastle is required to post an initial margin deposit to an interest-bearing account and additional margin may be payable in the event of a decline in value of the reference asset. Any margin on deposit (recorded in Restricted Cash), less any negative change in value amounts, will be returned to Newcastle upon termination of the contract.

*The following table presents information on these instruments as of December 31, 2005.*

| REFERENCE ASSET | NOTIONAL AMOUNT | MARGIN AMOUNT | RECEIVE INTEREST RATE | PAY INTEREST RATE | MATURITY DATE | FAIR VALUE |
|---|---|---|---|---|---|---|
| Term loan to a retail mall REIT | $106,083 | $18,149 | LIBOR + 2.000% | LIBOR + 0.500% | Nov 2008 | $1,008 |
| Term loan to a diversified real estate and finance company | 97,997 | 19,599 | LIBOR + 3.000% | LIBOR + 0.625% | Feb 2008 | 877 |
| Mezzanine loan to a hotel company | 15,000 | 5,224 | LIBOR + 4.985% | LIBOR + 1.350% | Jun 2007 | 101 |
| Term loan to a diversified real estate company | 94,954 | 9,495 | LIBOR + 1.750% | LIBOR + 0.500% | Aug 2007 | 904 |
| Term loan to a retail company | 100,000 | 19,960 | LIBOR + 3.000% | LIBOR + 0.500% | Dec 2008 | 206 |
| | $414,034 | $72,427 | | | | $3,096 |

The average carrying amount of Newcastle's real estate related loans was approximately $594.1 million and $486.2 million during 2005 and 2004, respectively, on which Newcastle earned approximately $54.7 million and $36.7 million of gross revenues, respectively.

The average carrying amount of Newcastle's residential mortgage loans was approximately $764.2 million and $637.4 million during 2005 and 2004, respectively, on which Newcastle earned approximately $48.8 million and $19.1 million of gross revenues, respectively.

The loans are encumbered by various debt obligations as described in Note 8.

Real estate owned ("REO") as a result of foreclosure on loans is included in Receivables and Other Assets, and is recorded at the lower of cost or fair value. No material REO was owned as of December 31, 2005 or 2004.

## 6. OPERATING REAL ESTATE

*The following is a reconciliation of operating real estate assets and accumulated depreciation.*

| OPERATING REAL ESTATE | GROSS | ACCUMULATED DEPRECIATION | NET |
|---|---|---|---|
| **Balance at December 31, 2003** | $114,330 | $(11,335) | $102,995 |
| Improvements | 148 | – | 148 |
| Foreign currency translation | 8,899 | (1,094) | 7,805 |
| Depreciation | – | (2,137) | (2,137) |
| Transferred to Real Estate Held for Sale | (57,686) | 6,068 | (51,618) |
| **Balance at December 31, 2004** | $ 65,691 | $ (8,498) | $ 57,193 |
| Improvements | – | – | – |
| Foreign currency translation | (422) | (28) | (450) |
| Depreciation | – | (704) | (704) |
| Transferred to Real Estate Held for Sale | (45,060) | 5,694 | (39,366) |
| **Balance at December 31, 2005** | $ 20,209 | $ (3,536) | $ 16,673 |

| REAL ESTATE HELD FOR SALE | NET |
|---|---|
| **Balance at December 31, 2003** | $ 29,404 |
| Improvements | 73 |
| Foreign currency translation | (735) |
| Sold | (67,984) |
| Transferred from Operating Real Estate | 51,618 |
| **Balance at December 31, 2004** | $ 12,376 |
| Improvements | 182 |
| Foreign currency translation | (1,620) |
| Sold | (50,304) |
| Transferred from Operating Real Estate | 39,366 |
| **Balance at December 31, 2005** | $ – |

During the periods presented, Newcastle's operating real estate was comprised of Canadian properties, Belgian properties and an investment in an unconsolidated subsidiary which owns domestic properties.

The Canadian properties were primarily leased to Bell Canada, a wholly-owned subsidiary of BCE, Inc. and are referred to as the "Bell Canada Portfolio." For 2005, 2004 and 2003, primarily all of Newcastle's consolidated rental and escalation income from continuing operations was attributable to Bell Canada. The remaining Bell Canada lease expires in 2006 and provides for a significant payment due upon expiration of the lease, which has been received in 2006. Bell Canada has agreed to release a portion of this space upon expiration of the lease. The Bell Canada lease also provides for the reimbursement of substantially all operating expenses and property taxes plus an administrative fee.

The Belgian properties, which have all been sold, are referred to as the "LIV Portfolio."

*The following is a schedule of the future minimum rental payments to be received under non-cancelable operating leases (including the lease renewal signed in 2006):*

| | |
|---|---|
| 2006 | $ 745 |
| 2007 | 1,114 |
| 2008 | 1,111 |
| 2009 | 1,111 |
| 2010 | 278 |
| | $4,359 |

In April 2003, Newcastle consummated the sale of two properties in the Bell Canada portfolio. These properties had been classified as held for sale in 2002. Newcastle recognized a $1.6 million loss on this sale in 2002. In addition, Newcastle recognized a $0.6 million gain in 2003, net of a $0.3 million loss related to the prepayment of the debt on such properties.

In June 2004, Newcastle consummated the sale of five properties in the LIV portfolio. These properties had been classified as held for sale since December 2003. Newcastle recognized a $1.5 million loss on this sale in December 2003. In addition, Newcastle recognized a $1.1 million loss in 2004, primarily related to the prepayment of the debt on such properties.

In December 2004, Newcastle sold two properties in the LIV portfolio at a gain of approximately $5.3 million, net of $2.6 million of prepayment penalties on the related debt.

In March 2005, Newcastle closed on the sale of a property in the Bell Canada portfolio and recorded a gain of approximately $0.4 million, net of $0.9 million of prepayment penalties on the related debt. Newcastle posted a CAD $1.1 million letter of credit to cover potential Canadian taxes arising from this sale, however no taxes are expected to be paid.

In June 2005, Newcastle closed on the sale of a property in the Bell Canada portfolio and recorded a gain (net of Canadian taxes) of approximately $0.9 million, net of $2.1 million of prepayment penalties on the related debt. Newcastle posted a CAD $4.9 million letter of credit to cover potential Canadian taxes arising from this sale, however no taxes are expected to be paid in excess of those accrued at closing.

In June 2005, Newcastle closed on the sale of the last property in the LIV portfolio and recorded a loss of approximately $0.7 million.

Pursuant to SFAS No. 144, Newcastle has retroactively recorded the operations, including the gain or loss, of all sold or "held for sale" properties in Income from Discontinued Operations for all periods presented.

Gross revenues from discontinued operations were approximately $5.5 million, $19.1 million and $18.7 million in 2005, 2004 and 2003, respectively. Interest expense included in discontinued operations was approximately $0.8 million, $5.9 million, and $6.2 million in 2005, 2004 and 2003, respectively.

*The following table sets forth certain information regarding the operating real estate portfolio:*

| TYPE OF PROPERTY | LOCATION | NET RENTABLE SQ. FT.(A) | ACQUISITION DATE(A) | YEAR BUILT/ RENOVATED(A) |
|---|---|---|---|---|
| Office Building | London, ON | 323,411 | 10/98 | 1980 |

| | | DECEMBER 31, 2005 | | | | |
|---|---|---|---|---|---|---|
| INITIAL COST(B) | COST CAPITALIZED SUBSEQUENT TO ACQUISITION(B) | GROSS CARRYING AMOUNT | ACCUMULATED DEPRECIATION | NET CARRYING VALUE(C) | ENCUMBRANCE | OCCUPATION(A) |
| $19,790 | $419 | $20,209 | $(3,536) | $16,673 | $ – | 95.2% |

*(A)* Unaudited.

*(B)* Adjusted for changes in foreign currency exchange rates, which aggregated $0.7 million of gain and $1.4 million of gain between land, building and improvements in 2005 and 2004, respectively.

*(C)* The aggregate United States federal income tax basis for such assets at December 31, 2005 was equal to its net carrying value.

## 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for a majority of Newcastle's investments are readily obtainable through broker quotations. For certain of Newcastle's financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these instruments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. It should be noted that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate and credit spread environments as of December 31, 2005 and do not take into consideration the effects of subsequent interest rate or credit spread fluctuations.

*The carrying values and estimated fair values of Newcastle's financial instruments at December 31, 2005 and 2004 were as follows:*

| | CARRYING VALUE | | PRINCIPAL BALANCE OR NOTIONAL AMOUNT | ESTIMATED FAIR VALUE | |
|---|---|---|---|---|---|
| DECEMBER 31, | 2005 | 2004 | 2005 | 2005 | 2004 |
| **Assets:** | | | | | |
| Real estate securities, available for sale | $4,554,519 | $3,369,496 | $4,603,217 | $4,554,519 | $3,369,496 |
| Real estate securities portfolio deposit | – | 25,411 | – | – | 25,411 |
| Real estate related loans | 615,551 | 591,890 | 619,783 | 615,865 | 600,528 |
| Residential mortgage loans | 600,682 | 654,784 | 610,970 | 609,486 | 654,784 |
| Interest rate caps, treated as hedges(A) | 2,145 | 3,554 | 342,351 | 2,145 | 3,554 |
| Total return swaps(A) | 3,096 | 399 | 414,034 | 3,096 | 399 |
| **Liabilities:** | | | | | |
| CBO bonds payable | 3,530,384 | 2,656,510 | 3,560,953 | 3,594,638 | 2,720,704 |
| Other bonds payable | 353,330 | 222,266 | 353,330 | 356,294 | 227,510 |
| Notes payable | 260,441 | 652,000 | 260,441 | 260,441 | 652,000 |
| Repurchase agreements | 1,048,203 | 490,620 | 1,048,203 | 1,048,203 | 490,620 |
| Credit facility | 20,000 | – | 20,000 | 20,000 | – |
| Interest rate swaps, treated as hedges(B) | (41,170) | 13,239 | 2,943,752 | (41,170) | 13,239 |
| Non-hedge derivative obligations(C) | 90 | 796 | See below | 90 | 796 |

*(A)* Included in Derivative Assets. The longest cap maturity is October 2015. The longest total return swap maturity is December 2008.
*(B)* Included in Derivative Assets or Liabilities, as applicable. The longest swap maturity is November 2018.
*(C)* Included in Derivative Assets or Liabilities, as applicable. The longest maturity is July 2038.

The methodologies used and key assumptions made to estimate fair value are as follows:

Real Estate Securities, Available for Sale } The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

Real Estate Securities Portfolio Deposit } The fair value of this deposit, which is treated as a non-hedge derivative, is estimated by obtaining third party broker quotations on the underlying securities, if available and practicable, and counterparty quotations, including a counterparty quotation on the portion of the fair value resulting from the Excess Carry Amount, as defined, earned on such deposit. This deposit is more fully described in Note 4.

Real Estate Related Loans } The ICH loans were valued by discounting expected future cash flows by the loans' effective rate at acquisition. The rest of the loans were valued by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

Residential Mortgage Loans } This aggregate portfolio of residential loans consists of a portfolio of floating rate residential mortgage loans as well as a portfolio of primarily fixed rate manufactured housing loans. These loans were valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Interest Rate Cap and Swap Agreements, Total Return Swaps and Non-Hedge Derivative Obligations } The fair value of these agreements is estimated by obtaining counterparty quotations. The total return swaps are more fully described in Note 5.

CBO Bonds Payable } These bonds were valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Other Bonds Payable } The Bell Canada bonds (which were repaid in 2005) were valued, in U.S. dollars at the period end exchange rate, by discounting expected future cash flows by a rate calculated by imputing a spread over a market index on the date of borrowing. The ICH bonds and manufactured housing loan bonds were valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Notes Payable } The real estate related loan financing (which was repaid in 2005) and residential mortgage loan financing bear floating rates of interest. They were valued by discounting expected future cash flows by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Repurchase Agreements } These agreements bear floating rates of interest, which reset monthly or quarterly to a market credit spread, and Newcastle believes that, for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value.

Credit Facility } This facility bears a floating rate of interest. Newcastle believes that, for similar financial instruments with comparable credit risk, the effective rate approximates a market rate. Newcastle notes that two new banks joined the lending group in December 2005 at the same rate. Accordingly, the carrying amount outstanding is believed to approximate fair value.

## 8. DEBT OBLIGATIONS

*The following table presents certain information regarding Newcastle's debt obligations and related hedges:*

| DEBT OBLIGATION/COLLATERAL | MONTH ISSUED | CURRENT FACE AMOUNT | | CARRYING VALUE | | UNHEDGED WEIGHTED AVERAGE FUNDING COST |
|---|---|---|---|---|---|---|
| | | DECEMBER 31 | | DECEMBER 31 | | |
| | | 2005 | 2004 | 2005 | 2004 | |
| **CBO Bonds Payable** | | | | | | |
| Real estate securities | Jul 1999 | $ 426,653 | $ 436,895 | $ 423,191 | $ 432,893 | 5.67%(2) |
| Real estate securities and loans | Apr 2002 | 444,000 | 444,000 | 441,054 | 440,427 | 5.43%(2) |
| Real estate securities and loans | Mar 2003 | 472,000 | 472,000 | 468,413 | 467,905 | 5.46%(2) |
| Real estate securities and loans | Sep 2003 | 460,000 | 460,000 | 455,657 | 455,115 | 5.16%(2) |
| Real estate securities and loans | Mar 2004 | 414,000 | 414,000 | 410,511 | 410,018 | 5.15%(2) |
| Real estate securities and loans | Sep 2004 | 454,500 | 454,500 | 450,639 | 450,152 | 5.09%(2) |
| Real estate securities and loans | Apr 2005 | 447,000 | – | 442,379 | – | 4.85%(2) |
| Real estate securities and loans | Dec 2005 | 442,800 | – | 438,540 | – | 4.82%(2) |
| | | 3,560,953 | 2,681,395 | 3,530,384 | 2,656,510 | |
| **Other Bonds Payable** | | | | | | |
| Bell Canada portfolio | Apr 2002 | – | 42,885 | – | 42,422 | 7.02% |
| ICH loans(3) | (3) | 141,311 | 179,844 | 141,311 | 179,844 | 6.68%(2) |
| Manufactured housing loans(4) | Jan 2005 | 212,019 | – | 212,019 | – | LIBOR + 1.25% |
| | | 353,330 | 222,729 | 353,330 | 222,266 | |
| **Notes Payable** | | | | | | |
| Real estate related loan | Nov 2003 | – | 67,523 | – | 67,523 | LIBOR + 1.50% |
| Real estate related loan | Feb 2004 | – | 40,000 | – | 40,000 | LIBOR + 1.50% |
| Residential mortgage loans(4) | Nov 2004 | 260,441 | 544,477 | 260,441 | 544,477 | LIBOR + 0.15% |
| | | 260,441 | 652,000 | 260,441 | 652,000 | |
| **Repurchase Agreements(4)(10)** | | | | | | |
| Residential mortgage loans | Rolling | 41,853 | 67,382 | 41,853 | 67,382 | LIBOR + 0.43% |
| Agency RMBS(5) | Rolling | 671,526 | 195,754 | 671,526 | 195,754 | LIBOR + 0.13% |
| Real estate securities | Rolling | 149,546 | 171,209 | 149,546 | 171,209 | LIBOR + 0.39% |
| Real estate related loans | Rolling | 185,278 | 56,275 | 185,278 | 56,275 | LIBOR + 1.01% |
| | | 1,048,203 | 490,620 | 1,048,203 | 490,620 | |
| Credit facility(6) | | 20,000 | – | 20,000 | – | LIBOR + 2.50%(9) |
| Total debt obligations | | $5,242,927 | $4,046,744 | $5,212,358 | $4,021,396 | |

(1) Including the effect of applicable hedges.
(2) Weighted average, including floating and fixed rate classes.
(3) See Note 5.
(4) Subject to potential mandatory prepayments based on collateral value.
(5) A maximum of $1 billion is available until November 2006.

| FINAL STATED MATURITY | WEIGHTED AVERAGE FUNDING COST(1) | WEIGHTED AVERAGE MATURITY *(years)* | FACE AMOUNT OF FLOATING RATE DEBT | COLLATERAL CARRYING VALUE | COLLATERAL WEIGHTED AVERAGE MATURITY *(years)* | FACE AMOUNT OF FLOATING RATE COLLATERAL | AGGREGATE NOTIONAL AMOUNT OF CURRENT HEDGES |
|---|---|---|---|---|---|---|---|
| | | | | DECEMBER 31, 2005 | | | |
| Jul 2038 | 4.89% | 3.18 | $ 331,653 | $ 562,803 | 5.01 | $ – | $ 262,732 |
| Apr 2037 | 6.56% | 4.46 | 372,000 | 498,998 | 5.61 | 56,526 | 290,000 |
| Mar 2038 | 5.08% | 6.30 | 427,800 | 516,042 | 5.25 | 142,775 | 276,060 |
| Sep 2038 | 5.38% | 6.85 | 442,500 | 506,290 | 4.71 | 180,598 | 192,500 |
| Mar 2039 | 4.94% | 6.61 | 382,750 | 444,037 | 5.27 | 214,876 | 164,300 |
| Sep 2039 | 5.03% | 7.19 | 442,500 | 494,099 | 5.80 | 221,569 | 189,373 |
| Apr 2040 | 5.10% | 8.17 | 439,600 | 481,954 | 6.54 | 193,471 | 243,337 |
| Dec 2050 | 5.14% | 9.53 | 436,800 | 497,935 | 8.49 | 97,349 | 341,500 |
| | 5.27% | 6.55 | 3,275,603 | 4,002,158 | 5.86 | 1,107,164 | 1,960,800 |
| Repaid | – | – | – | – | – | – | – |
| Aug 2030 | 6.68% | 1.46 | 3,605 | 161,288 | 1.55 | 3,605 | – |
| Jan 2006(7) | 5.45% | 0.08 | 212,019 | 267,456 | 5.78 | 6,356 | 227,576 |
| | 5.94% | 0.63 | 215,624 | 428,744 | 4.23 | 9,961 | 227,576 |
| Repaid | – | – | – | – | – | – | – |
| Repaid | – | – | – | – | – | – | – |
| Nov 2007 | 4.70% | 1.21 | 260,441 | 288,683 | 2.69 | 282,589 | – |
| | 4.70% | 1.21 | 260,441 | 288,683 | 2.69 | 282,589 | – |
| Mar 2006 | 4.95% | 0.25 | 41,853 | 44,543 | 2.81 | 43,511 | – |
| Jan 2006 | 4.48% | 0.08 | 671,526 | 692,486 | 4.90 | – | 665,965 |
| Various(8) | 4.65% | 0.16 | 149,546 | 166,737 | 5.84 | 31,450 | 89,403 |
| Various(8) | 5.38% | 0.08 | 185,278 | 266,669 | 1.82 | 266,630 | – |
| | 4.68% | 0.10 | 1,048,203 | 1,170,435 | 4.29 | 341,591 | 755,368 |
| Jul 2008 | 6.86% | 2.55 | 20,000 | – | – | – | – |
| | 5.17% | 4.59 | $4,819,871 | $5,890,020 | 5.25 | $1,741,305 | $2,943,752 |

(6) A maximum of $100 million can be drawn (increased from $75 million in February 2006).
(7) This financing was replaced with a new term financing in January 2006; the new maturity date is January 2009.
(8) The longest maturity is March 2006.
(9) In addition, unused commitment fees of between 0.125% and 0.250% are paid.
(10) The counterparties on our repurchase agreements include: Bank of America Securities LLC ($693.4million), Bear Stearns Mortgage Capital Corporation ($181.1 million), Greenwich Capital Markets Inc ($72.2 million), Deutsche Bank AG ($58.1 million), and other ($43.4 million).

Certain of the debt obligations included above are obligations of consolidated subsidiaries of Newcastle which own the related collateral. In some cases, including the CBO and Other Bonds Payable, such collateral is not available to other creditors of Newcastle.

### CBO Bonds Payable

In connection with the sale of two classes of CBO bonds in our first CBO, Newcastle entered into two interest rate swaps and three interest rate cap agreements that do not qualify for hedge accounting.

In November 2001, Newcastle sold the retained subordinated $17.5 million Class E Note from its first CBO to a third party. The sale of the Class E Note represented an issuance of debt and was recorded as additional CBO Bonds Payable. In April 2002, a wholly-owned subsidiary of Newcastle repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO Bonds Payable. The Class E Note is included in the collateral for Newcastle's second CBO. The Class E Note is eliminated in consolidation.

Two classes of separately issued CBO bonds, with an aggregate $718.0 million face amount, were issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. $395.0 million of these bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon.

In July 2004, Newcastle refinanced $342.5 million of the AAA and AA bonds in its first CBO. $322.5 million of AAA bonds were refinanced at LIBOR +0.30% from LIBOR +0.65% and $20.0 million of AA bonds were refinanced at LIBOR +0.50% from LIBOR +0.80%. In connection with this transaction, Newcastle incurred approximately $1.5 million of costs, which are included in Gain on Sale of Investments, Net.

### Other Bonds Payable

In October 2003, Newcastle consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. The primary effect of the consolidation is the requirement that Newcastle reflect the gross loans assets (Note 5) and gross bonds payable of this entity in its financial statements.

### Maturity Table

Newcastle's debt obligations (gross of $30.6 million of discounts at December 31, 2005) have contractual maturities as follows (in millions):

| | |
|---|---|
| 2006 | $1,260,222 |
| 2007 | 260,441 |
| 2008 | 20,000 |
| 2009 | – |
| 2010 | – |
| Thereafter | 3,702,264 |
| | $5,242,927 |

## 9. STOCK OPTION PLAN AND EARNINGS PER SHARE

Newcastle is required to present both basic and diluted earnings per share ("EPS"). Basic EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period. Newcastle's common stock equivalents are its stock options. During 2005, 2004 and 2003, based on the treasury stock method, Newcastle had 314,125, 614,038 and 242,489 dilutive common stock equivalents, respectively, resulting from its outstanding options. Net income available for common stockholders is equal to net income less preferred dividends.

In June 2002, Newcastle (with the approval of the board of directors) adopted a nonqualified stock option and incentive award plan (the "Newcastle Option Plan") for officers, directors, consultants and advisors, including the Manager and its employees. The maximum available for issuance is equal to 10% of the number of outstanding equity interests of Newcastle, subject to a maximum of 10,000,000 shares in the aggregate over the term of the plan.

The non-employee directors have been, in accordance with the Newcastle Option Plan, automatically granted options to acquire an aggregate of 18,000 shares of common stock. The fair value of such options was not material at the date of grant.

Through December 31, 2005, for the purpose of compensating the Manager for its successful efforts in raising capital for Newcastle, the Manager has been granted options representing the right to acquire 2,655,727 shares of common stock, with strike prices subject to adjustment as necessary to preserve the value of such options in connection with the occurrence of certain events (including capital dividends and capital distributions made by Newcastle). The Manager options represented an amount equal to 10% of the shares of common stock of Newcastle sold in its public offerings and the value of such options was recorded as an increase in stockholders' equity with an offsetting reduction of capital proceeds received. The options granted to the Manager, which may be assigned by the Manager to its employees, were fully vested on the date of grant and one thirtieth of the options become exercisable on the first day of each of the following thirty calendar months, or earlier upon the occurrence of certain events, such as a change in control of Newcastle or the termination of the Management Agreement. The options expire ten years from the date of issuance.

*The following table summarizes our outstanding options at December 31, 2005. Note that the last sales price on the New York Stock Exchange for our common stock in the year ended December 31, 2005 was $24.85.*

| RECIPIENT | DATE OF GRANT/ EXERCISE | NUMBER OF OPTIONS | WEIGHTED AVERAGE EXERCISE PRICE | FAIR VALUE AT GRANT DATE *(millions)* |
|---|---|---|---|---|
| Directors | Various | 18,000 | $17.38 | Not Material |
| Manager(B) | October 2002 | 700,000 | $13.00 | $0.4(A) |
| Manager(B) | July 2003 | 460,000 | $20.35 | $0.8(A) |
| Manager(B) | December 2003 | 328,227 | $22.85 | $0.4(A) |
| Manager(B) | January 2004 | 330,000 | $26.30 | $0.6(A) |
| Manager(B) | May 2004 | 345,000 | $25.75 | $0.5(A) |
| Manager(B) | November 2004 | 162,500 | $31.40 | $0.5(A) |
| Manager(B) | January 2005 | 330,000 | $29.60 | $1.1(A) |
| Exercised(B) | Prior to 2005 | (110,000) | $13.31 | |
| Exercised(B) | 2005 | (751,920) | $15.55 | |
| Outstanding | | 1,811,807 | $25.14 | |

(A) The fair value of the options was estimated using a binomial option pricing model. Since the Newcastle Option Plan has characteristics significantly different from those of traded options, and since the assumptions used in such model, particularly the volatility assumption, are subject to significant judgment and variability, the actual value of the options could vary materially from management's estimate. The assumptions used in such model were as follows:

| DATE OF GRANT | VOLATILITY | DIVIDEND YIELD | EXPECTED LIFE *(years)* | RISK-FREE RATE |
|---|---|---|---|---|
| October 2002 | 15% | 13.85% | 10 | 4.05% |
| July 2003 | 15% | 9.83% | 10 | 3.63% |
| December 2003 | 15% | 8.75% | 10 | 4.23% |
| January 2004 | 15% | 7.60% | 10 | 4.23% |
| May 2004 | 15% | 9.32% | 10 | 4.77% |
| November 2004 | 18% | 7.64% | 10 | 4.21% |
| January 2005 | 21% | 8.45% | 10 | 4.27% |

The volatility assumption for options issued in 2005 was estimated based primarily on the historical volatility of Newcastle's common stock and management's expectations regarding future volatility. The expected life assumption for options issued subsequent to January 2005 was estimated based on the simplified term method.

*(B)* The Manager assigned certain of its options to its employees as follows:

| STRIKE PRICE | YEAR ASSIGNED 2004 | 2003 | TOTAL INCEPTION TO DATE |
|---|---|---|---|
| $13.00 | 267,750 | 1,750 | 269,500 |
| $20.35 | 192,050 | 1,150 | 193,200 |
| $22.85 | 139,355 | – | 139,355 |
| $26.30 | 127,050 | – | 127,050 |
| $31.40 | 62,563 | – | 62,563 |
| Total | 788,768 | 2,900 | 791,668 |

670,620 of the total options exercised were by the Manager. 187,300 of the total options exercised were by employees of the Manager subsequent to their assignment. 4,000 of the total options exercised were by directors.

## 10. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

### Manager

Newcastle entered into the Management Agreement with the Manager in June 2002, which provided for an initial term of one year with automatic one year extensions, subject to certain termination rights. After the initial one year term, the Manager's performance is reviewed annually and the Management Agreement may be terminated by Newcastle by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the affirmative vote of at least two-thirds of the independent directors, or by a majority vote of the holders of common stock. Pursuant to the Management Agreement, the Manager, under the supervision of Newcastle's board of directors, formulates investment strategies, arranges for the acquisition of assets, arranges for financing, monitors the performance of Newcastle's assets and provides certain advisory, administrative and managerial services in connection with the operations of Newcastle. For performing these services, Newcastle pays the Manager an annual management fee equal to 1.5% of the gross equity of Newcastle, as defined.

The Management Agreement provides that Newcastle will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on Newcastle's behalf, including costs of legal, accounting, tax, auditing, administrative and other similar services rendered for Newcastle by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis.

To provide an incentive for the Manager to enhance the value of the common stock, the Manager is entitled to receive an incentive return (the "Incentive Compensation") on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the dollar amount by which (1) (a) the Funds from Operations, as defined (before the Incentive Compensation) of Newcastle per share of common stock (based on the weighted average number of shares of common stock outstanding) plus (b) gains (or losses) from debt restructuring and from sales of property and other assets per share of common stock (based on the weighted average number of shares of common stock outstanding), exceed (2) an amount equal to (a) the weighted average of the price per share of common stock in the IPO and the value attributed to the net assets transferred to us by our predecessor, and in any subsequent offerings by Newcastle (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum (divided by four to adjust for quarterly calculations) multiplied by (B) the weighted average number of shares of common stock outstanding.

| *AMOUNTS INCURRED (in millions)* | 2005 | 2004 | 2003 |
|---|---|---|---|
| Management Fee | $12.8 | $10.1 | $6.0 |
| Expense Reimbursement | 0.5 | 0.5 | 0.5 |
| Incentive Compensation | 7.6 | 8.0 | 6.2 |

At December 31, 2005, an affiliate of the Manager, and its principals, owned 2.9 million shares of Newcastle's common stock and had options to purchase an additional 1.2 million shares of Newcastle's common stock (Note 9).

At December 31, 2005, Due To Affiliates is comprised of $7.6 million of incentive compensation payable and $1.2 million of management fees and expense reimbursements payable to the Manager.

### Other Affiliates

In November 2003, Newcastle and a private investment fund managed by an affiliate of our manager co-invested and each indirectly own an approximately 38% interest in a limited liability company (Note 3) that has acquired a pool of franchise loans from a third party financial institution. Newcastle's investment in this entity, reflected as an investment in an unconsolidated subsidiary on Newcastle's consolidated balance sheet, was approximately $17.8 million at December 31, 2005. The remaining approximately 24% interest in the limited liability company is owned by the above-referenced third party financial institution.

As of December 31, 2005, Newcastle owned an aggregate of approximately $48.5 million of securities of Global Signal Trust I and II , special purpose vehicles established by Global Signal Inc., which were purchased in private placements from underwriters in January 2004 and April 2005. One of Newcastle's directors is the CEO, chairman of the board, and President of Global Signal, Inc. and private equity funds managed by an affiliate of Newcastle's manager own a significant portion of Global Signal Inc.'s common stock. In February 2006, Newcastle purchased from an underwriter $91.0 million face amount of BBB– and BB+ rated securities of Global Signal Trust III, a special purpose vehicle established by Global Signal, Inc. Pursuant to an underwritten 144A offering, approximately $1,550.0 million of Global Signal Trust III securities were issued in 8 classes, rated AAA through BB+, of which the BBB– and BB+ classes aggregated $188.3 million. The balance of the BBB– and BB+ securities were sold on identical terms to third parties. A portion of the proceeds were used to repay $402.7 million of indebtedness of Global Signal, Inc., of which Newcastle owned $31.5 million, and to fund the prepayment penalty associated with this debt.

In March 2004, Newcastle and a private investment fund managed by an affiliate of Newcastle's manager co-invested and each indirectly own an approximately 49% interest in two limited liability companies (Note 3) that have acquired, in a sale-leaseback transaction, a portfolio of convenience and retail gas stores from a public company. The properties are subject to a number of master leases, the initial term of which in each case is a minimum of 15 years. This investment was financed with nonrecourse debt at the limited liability company level and Newcastle's investment in this entity, reflected as an investment in an unconsolidated subsidiary on Newcastle's consolidated balance sheet, was approximately $12.2 million at December 31, 2005. In March 2005, the property management agreement related to these properties was transferred to an affiliate of Newcastle's manager from a third party servicer; Newcastle's allocable portion of the related fees, approximately $20,000 per year for three years, was not changed.

In December 2004, Newcastle and a private investment fund managed by an affiliate of Newcastle's manager each made an initial investment in a new real estate related loan (Note 5) with a maximum loan amount of $128 million, subject to being drawn down under certain conditions. The loan is secured by a mezzanine loan on one of the phases and a first mortgage on the remaining phases of a large development project and related assets. Newcastle owns a 27.3% interest in the loan and the private investment fund owns a 72.7% interest in the loan. Major decisions require the unanimous approval of holders of interests in the loan, while other decisions require the approval of a majority of holders of interests in the loan, based on their percentage interests therein. Newcastle and our affiliated investment fund are each entitled to transfer all or any portion of their respective interests in the loan to third parties. Newcastle's investment in this loan was approximately $22.4 million at December 31, 2005.

In January 2005, Newcastle entered into a servicing agreement with a portfolio company of a private equity fund advised by an affiliate of Newcastle's manager for them to service a portfolio of manufactured housing loans (Note 5), which was acquired at the same time. As compensation under the servicing agreement, the portfolio company will receive, on a monthly basis, a net servicing fee equal to 1.00% per annum on the unpaid principal balance of the loans being serviced. The outstanding unpaid principal balance of this portfolio was approximately $284.9 million at December 31, 2005. In January 2006, Newcastle closed on a new term financing of this portfolio. In connection with this term financing, Newcastle renewed its servicing agreement at the same terms.

In each instance described above, affiliates of Newcastle's manager have an investment in the applicable affiliated fund and receive from the fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds.

## 11. COMMITMENTS AND CONTINGENCIES

Remarketing Agreements } Two classes of separately issued CBO bonds (Note 8), with an aggregate $718.0 million face amount, were issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. $395.0 million of these bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon, pursuant to a financial guaranty insurance policy ("wrap"). Newcastle pays annual fees of 0.12% of the outstanding face amount of such bonds under this agreement.

In connection with the remarketing procedures described above, backstop agreements have been created whereby a third party financial institution is required to purchase the $718.0 million face amount of bonds at the end of any remarketing period if such bonds could not be resold in the market by the remarketing agent. Newcastle pays an annual fee of between 0.15% and 0.20% of the outstanding face amount of such bonds under these agreements.

In addition, the remarketing agent is paid an annual fee of 0.05% of the outstanding face amount of such bonds under the remarketing agreements.

Real Estate Securities Portfolio Deposit } During periods when such a deposit is outstanding, Newcastle has the option to purchase certain real estate securities and loans from an investment bank. To the extent that such securities decline in value, Newcastle must either purchase such securities or lose an amount equal to the lesser of such decline or its deposit. See Note 4.

Loan Commitment } With respect to one of its real estate related loans, Newcastle was committed to fund up to an additional $11.9 million at December 31, 2005, subject to certain conditions to be met by the borrower.

Stockholder Rights Agreement } Newcastle has adopted a stockholder rights agreement (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, Newcastle will attach to each share of common stock one preferred stock purchase right (a "Right"). Each Right entitles the registered holder to purchase from Newcastle a unit consisting of one one-hundredth of a share of Series A Junior Participation Preferred Stock, par value $0.01 per share, at a purchase price of $70 per unit. Initially, the Rights are not exercisable and are attached to and transfer and trade with the outstanding shares of common stock. The Rights will separate from the common stock and will become exercisable upon the acquisition or tender offer to acquire a 15% beneficial ownership interest by an acquiring person, as defined. The effect of the Rights Agreement will be to dilute the acquiring party's beneficial interest. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Newcastle.

Litigation } Newcastle is, from time to time, a defendant in legal actions from transactions conducted in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate liability arising from such actions which existed at December 31, 2005, if any, will not materially affect Newcastle's consolidated results of operations or financial position.

Environmental Costs } As a commercial real estate owner, Newcastle is subject to potential environmental costs. At December 31, 2005, management of Newcastle is not aware of any environmental concerns that would have a material adverse effect on Newcastle's consolidated financial position or results of operations.

Debt Covenants } Newcastle's debt obligations contain various customary loan covenants. Such covenants do not, in management's opinion, materially restrict Newcastle's investment strategy or ability to raise capital at this time. Newcastle is in compliance with all of its loan covenants at December 31, 2005.

Exit Fee } One of Newcastle's loan investments provides for a $50 million contractual exit fee which Newcastle will begin to accrue if and when management believes it is probable that such exit fee will be received.

p.

## 12. INCOME TAXES AND DIVIDENDS

Newcastle Investment Corp. is organized and conducts its operations to qualify as a REIT under the Code. A REIT will generally not be subject to U.S. federal corporate income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Since Newcastle distributed 100% of its 2005, 2004 and 2003 REIT taxable income, no provision has been made for U.S. federal corporate income taxes in the accompanying consolidated financial statements, except in connection with Newcastle's taxable REIT subsidiary ("TRS").

*Distributions relating to 2005, 2004, and 2003 were taxable as follows:*

| | BOOK BASIS DIVIDENDS PER SHARE(A) | TAX BASIS DIVIDENDS PER SHARE(A) | ORDINARY/ QUALIFIED INCOME | CAPITAL GAINS | RETURN OF CAPITAL |
|---|---|---|---|---|---|
| 2005 | $2.500 | $2.540 | 86.41% | 13.59% | None |
| 2004 | $2.425 | $2.432 | 76.60% | 23.40% | None |
| 2003 | $1.950 | $1.843 | 77.66% | 22.34% | None |

*(A)* Any excess of book basis dividends over tax basis dividends would generally be carried forward to the next year for tax purposes.

Dividends in Excess of Earnings includes ($14.5 million) related to the operations of our predecessor.

Newcastle has elected to treat NC Circle Holdings II LLC as a taxable REIT subsidiary ("TRS"), effective February 27, 2004. NC Circle Holdings II LLC owned a portion of Newcastle's investment in a portfolio of convenience and retail gas stores as described in Note 3. For taxable income generated by NC Circle Holdings II LLC, Newcastle has provided for relevant income taxes based on a blended statutory rate of 40%. Newcastle accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. No such material differences have been recognized through December 31, 2005.

## 13. SUBSEQUENT EVENTS

In February 2006, employees of the Manager exercised options to acquire 54,000 shares of Newcastle's common stock for net proceeds of $1.1 million.

In January 2006, Newcastle closed on a three year term financing of its manufactured housing loan portfolio which provided for an initial financing amount of approximately $237.1 million. The financing bears interest at LIBOR + 1.25%. The lender received an upfront structuring fee equal to 0.75% of the initial financing amount. Newcastle entered into an interest rate swap in order to hedge its exposure to the risk of changes in market interest rates with respect to this debt. In connection with this term financing, Newcastle renewed its servicing agreement on these loans, with a portfolio company of a private equity fund advised by an affiliate of our manager, at the same terms.

In March 2006, Newcastle, through a consolidated subsidiary, acquired a portfolio of approximately 11,300 subprime residential mortgage loans for $1.50 billion. The loans, substantially all of which were current at the time of acquisition, are 66% floating rate and 34% fixed rate. Their weighted average coupon is 7.6% and the loans have a weighted average remaining term of 345 months. This acquisition was initially funded with an approximately $1.47 billion repurchase agreement which bears interest at LIBOR + 0.50%. Newcastle entered into an interest rate swap in order to hedge its exposure to the risk of changes in market interest rates with respect to this debt. Newcastle expects to finance this investment on a long-term basis through the securitization markets in the upcoming months.

## 14. SUMMARY QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

*The following is unaudited summary information on Newcastle's quarterly operations.*

| | 2005 | | | | |
|---|---|---|---|---|---|
| | QUARTER ENDED | | | | YEAR ENDED |
| | MARCH 31(A) | JUNE 30(A) | SEPTEMBER 30(A) | DECEMBER 31 | DECEMBER 31 |
| Gross Revenues | $ 83,663 | $ 92,065 | $ 99,850 | $102,635 | $ 378,213 |
| Operating expenses | (9,114) | (8,832) | (12,934) | (11,008) | (41,888) |
| Operating income | 74,549 | 83,233 | 86,916 | 91,627 | 336,325 |
| Interest expense | (48,766) | (55,791) | (58,681) | (63,208) | (226,446) |
| Depreciation and amortization | (136) | (135) | (182) | (188) | (641) |
| Equity in earnings of unconsolidated subsidiaries(B) | 1,853 | 1,393 | 1,061 | 1,302 | 5,609 |
| Income from continuing operations | 27,500 | 28,700 | 29,114 | 29,533 | 114,847 |
| Income (loss) from discontinued operations | 1,184 | 781 | 86 | 57 | 2,108 |
| Preferred dividends | (1,523) | (1,524) | (1,523) | (2,114) | (6,684) |
| Income available for common stockholders | $ 27,161 | $ 27,957 | $ 27,677 | $ 27,476 | $ 110,271 |
| Net Income per share of common stock | | | | | |
| Basic | $ 0.63 | $ 0.64 | $ 0.63 | $ 0.63 | $ 2.53 |
| Diluted | $ 0.62 | $ 0.63 | $ 0.63 | $ 0.63 | $ 2.51 |
| Income from continuing operations per share of common stock, after preferred dividends and related accretion | | | | | |
| Basic | $ 0.60 | $ 0.62 | $ 0.63 | $ 0.63 | $ 2.48 |
| Diluted | $ 0.59 | $ 0.61 | $ 0.63 | $ 0.63 | $ 2.46 |
| Income (loss) from discontinued operations per share of common stock | | | | | |
| Basic | $ 0.03 | $ 0.02 | $ 0.00 | $ 0.00 | $ 0.05 |
| Diluted | $ 0.03 | $ 0.02 | $ 0.00 | $ 0.00 | $ 0.05 |
| Weighted average number of shares of common stock outstanding | | | | | |
| Basic | 43,222 | 43,768 | 43,790 | 43,897 | 43,672 |
| Diluted | 43,629 | 44,127 | 44,121 | 44,059 | 43,986 |

*(A)* The Income Available for Common Stockholders shown agrees with Newcastle's quarterly report(s) on Form 10-Q as filed with the Securities and Exchange Commission. However, individual line items may vary from such report(s) due to the operations of properties sold, or classified as held for sale, during subsequent periods being retroactively reclassified to Income for Discontinued Operations for all periods presented (Note 5).
*(B)* Net of income taxes on related taxable subsidiaries.

| | 2004 | | | | |
|---|---|---|---|---|---|
| | QUARTER ENDED | | | | YEAR ENDED DECEMBER 31 |
| | MARCH 31[(A)] | JUNE 30[(A)] | SEPTEMBER 30[(A)] | DECEMBER 31 | |
| Gross Revenues | $ 55,309 | $ 61,612 | $ 63,146 | $ 69,602 | $ 249,669 |
| Operating expenses | (7,333) | (6,354) | (7,822) | (7,299) | (28,808) |
| Operating income | 47,976 | 55,258 | 55,324 | 62,303 | 220,861 |
| Interest expense | (28,091) | (32,615) | (33,612) | (42,080) | (136,398) |
| Depreciation and amortization | (113) | (95) | (108) | (135) | (451) |
| Equity in earnings of unconsolidated subsidiaries[(B)] | 1,223 | 2,218 | 3,179 | 3,337 | 9,957 |
| Income from continuing operations | 20,995 | 24,766 | 24,783 | 23,425 | 93,969 |
| Income (loss) from discontinued operations | 856 | (1,591) | 185 | 4,996 | 4,446 |
| Preferred dividends | (1,523) | (1,524) | (1,523) | (1,524) | (6,094) |
| Income available for common stockholders | $ 20,328 | $ 21,651 | $ 23,445 | $ 26,897 | $ 92,321 |
| Net Income per share of common stock | | | | | |
| Basic | $ 0.59 | $ 0.60 | $ 0.61 | $ 0.70 | $ 2.50 |
| Diluted | $ 0.58 | $ 0.59 | $ 0.60 | $ 0.69 | $ 2.46 |
| Income from continuing operations per share of common stock, after preferred dividends and related accretion | | | | | |
| Basic | $ 0.57 | $ 0.64 | $ 0.61 | $ 0.56 | $ 2.38 |
| Diluted | $ 0.56 | $ 0.63 | $ 0.60 | $ 0.55 | $ 2.34 |
| Income (loss) from discontinued operations per share of common stock | | | | | |
| Basic | $ 0.02 | $ (0.04) | $ 0.00 | $ 0.14 | $ 0.12 |
| Diluted | $ 0.02 | $ (0.04) | $ 0.00 | $ 0.14 | $ 0.12 |
| Weighted average number of shares of common stock outstanding | | | | | |
| Basic | 34,402 | 36,161 | 38,234 | 38,941 | 36,944 |
| Diluted | 34,976 | 36,671 | 38,883 | 39,663 | 37,558 |

(A) The Income Available for Common Stockholders shown agrees with Newcastle's quarterly report(s) on Form 10-Q as filed with the Securities and Exchange Commission. However, individual line items may vary from such report(s) due to the operations of properties sold, or classified as held for sale, during subsequent periods being retroactively reclassified to Income for Discontinued Operations for all periods presented (Note 5).

(B) Net of income taxes on related taxable subsidiaries.

| | 2003 | | | | |
|---|---|---|---|---|---|
| | QUARTER ENDED | | | | YEAR ENDED |
| | MARCH 31(A) | JUNE 30(A) | SEPTEMBER 30(A) | DECEMBER 31 | DECEMBER 31 |
| Gross Revenues | $ 28,429 | $ 35,577 | $ 37,905 | $ 50,173 | $ 152,084 |
| Operating expenses | (4,231) | (4,880) | (5,004) | (6,308) | (20,423) |
| Operating income | 24,198 | 30,697 | 32,901 | 43,865 | 131,661 |
| Interest expense | (13,336) | (18,348) | (18,693) | (26,500) | (76,877) |
| Depreciation and amortization | (80) | (101) | (105) | (119) | (405) |
| Equity in earnings of unconsolidated subsidiaries(B) | – | – | – | 862 | 862 |
| Income from continuing operations | 10,782 | 12,248 | 14,103 | 18,108 | 55,241 |
| Income (loss) from discontinued operations | 321 | 1,169 | 603 | (1,216) | 877 |
| Preferred dividends | (203) | (1,524) | (1,523) | (1,523) | (4,773) |
| Income available for common stockholders | $ 10,900 | $ 11,893 | $ 13,183 | $ 15,369 | $ 51,345 |
| Net Income per share of common stock | | | | | |
| Basic | $ 0.46 | $ 0.51 | $ 0.48 | $ 0.53 | $ 1.98 |
| Diluted | $ 0.46 | $ 0.50 | $ 0.48 | $ 0.52 | $ 1.96 |
| Income from continuing operations per share of common stock, after preferred dividends and related accretion | | | | | |
| Basic | $ 0.45 | $ 0.46 | $ 0.46 | $ 0.57 | $ 1.94 |
| Diluted | $ 0.45 | $ 0.45 | $ 0.46 | $ 0.56 | $ 1.92 |
| Income (loss) from discontinued operations per share of common stock | | | | | |
| Basic | $ 0.01 | $ 0.05 | $ 0.02 | $ (0.04) | $ 0.04 |
| Diluted | $ 0.01 | $ 0.05 | $ 0.02 | $ (0.04) | $ 0.04 |
| Weighted average number of shares of common stock outstanding | | | | | |
| Basic | 23,489 | 23,489 | 27,340 | 29,197 | 25,898 |
| Diluted | 23,620 | 23,679 | 27,620 | 29,563 | 26,141 |

*(A)* The Income Available for Common Stockholders shown agrees with Newcastle's quarterly report(s) on Form 10-Q as filed with the Securities and Exchange Commission. However, individual line items may vary from such report(s) due to the operations of properties sold, or classified as held for sale, during subsequent periods being retroactively reclassified to Income for Discontinued Operations for all periods presented (Note 5).
*(B)* Net of income taxes on related taxable subsidiaries.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Newcastle Investment Corporation

We have audited the accompanying consolidated balance sheets of Newcastle Investment Corporation and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
March 15, 2006

# REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Newcastle Investment Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Newcastle Investment Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of the Company and our report dated March 15, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
March 15, 2006

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on our assessment, management concluded that, as of December 31, 2005, the Company's internal control over financial reporting is designed and operating effectively.

The Company's independent registered public accounting firm has issued an audit report on our assessment of the Company's internal control over financial reporting.

## COMMON STOCK PRICES

Our common stock has been listed and is traded on the New York Stock Exchange (NYSE) under the symbol "NCT" since our initial public offering in October 2002. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated.

| 2005 | HIGH | LOW | LAST SALE | DISTRIBUTION DECLARED |
|---|---|---|---|---|
| First Quarter | $31.95 | $29.27 | $29.60 | $0.625 |
| Second Quarter | $32.31 | $28.25 | $30.15 | $0.625 |
| Third Quarter | $31.25 | $27.00 | $27.90 | $0.625 |
| Fourth Quarter | $27.96 | $24.74 | $24.85 | $0.625 |

| 2004 | HIGH | LOW | LAST SALE | DISTRIBUTION DECLARED |
|---|---|---|---|---|
| First Quarter | $33.89 | $25.51 | $33.70 | $0.600 |
| Second Quarter | $33.40 | $24.51 | $29.95 | $0.600 |
| Third Quarter | $31.74 | $27.97 | $30.70 | $0.600 |
| Fourth Quarter | $32.87 | $29.84 | $31.78 | $0.625 |

We intend to continue to declare quarterly distributions on our common stock. No assurance, however, can be given as to the amounts or timing of future distributions as such distributions are subject to our earnings, financial condition, capital requirements and such other factors as our board of directors deems relevant.

On March 6, 2006, the closing sale price for our common stock, as reported on the NYSE, was $24.76. As of March 6, 2006, there were approximately 99 record holders of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee name.

Newcastle Investment Corp. {NYSE:NCT} is a publicly traded real estate investment and finance company that invests in a diversified portfolio of real estate securities and other real estate-related assets. The Company seeks to deliver stable dividends and attractive risk-adjusted returns to stockholders through prudent asset selection and the use of innovative financing structures, which reduce interest rate and financing risks.

## *Company Overview*

NEWCASTLE
INVESTMENT CORP.

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